As filed with the Securities and Exchange Commission on May 30, 1997
                                                     Registration No. 333-16893

--------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                         ------------------------------
                                   FORM SB-2/A
                                 AMENDMENT No. 5
                             Registration Statement
                                      Under
                           The Securities Act of 1933
                       COTTON VALLEY RESOURCES CORPORATION
                 (Name of Small Business Issuer in Its Charter)

               Ontario, Canada                                    1381                                      98-0164357
                                                                                             (I.R.S. Employer Identification Number)
(State or Other Jurisdiction of Incorporation (Primary Standard Industrial Classification
              or Organization)                                Code Number)
       8350 North Central Expressway                 8350 North Central Expressway                       Patty Dickerson
                Suite M2030                                   Suite M2030                         8350 North Central Expressway
            Dallas, Texas 75206                           Dallas, Texas 75206                              Suite M2030
               (214) 363-1968                                                                          Dallas, Texas 75206
                                               (Address of Principal Place of Business or                 (214) 363-1968
 (Address and Telephone Number of Principal      Intended Principal Place of Business)
             Executive Offices)                                                               (Name, Address and Telephone Number of
                                                                                                        Agent for Service)

                         ------------------------------

         Maurice J. Bates, L.L.C.                   Copies to:                     Norman R. Miller, Esq.
        8214 Westchester, Suite 500                                              Wolin, Ridley & Miller LLP
            Dallas, Texas 75225                                                 1717 Main Street, Suite 3100
         Telephone: (214) 692-3566                                                  Dallas, Texas 75201
            Fax: (214) 987-2091                                                  Telephone: (214) 939-4906
                                                                                    Fax: (214) 939-4949

                         ------------------------------

                Approximate Date of Proposed Sale to the Public:
   As soon as practicable after this registration statement becomes effective.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

      If this form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         CALCULATION OF REGISTRATION FEE

     Title of Each Class of         Amount to be         Proposed Maximum            Proposed Maximum            Amount of
  Securities to be Registered      Registered(1)    Offering Price per Unit(1)  Aggregate Offering Price(1)   Registration Fee
-------------------------------- ----------------- --------------------------------------------------------- ------------------
Units for public sale(2)             300,000(3)             $10.00(3)                 $ 3,000,000(3)              $ 600(3)
-------------------------------- ----------------- --------------------------------------------------------- ------------------
Common Stock, no par value(4)        1,800,000                  -                            -                       -
-------------------------------- ----------------- --------------------------------------------------------- ------------------
Redeemable Common Stock
Purchase Warrants(5)                1,980,000(6)             $2.08(6)                  $4,118,400(6)              $ 824(6)
-------------------------------- ----------------- --------------------------------------------------------- ------------------
Units subject to Placement
Agents' Warrants(7)                    30,000                 $12.00                     $ 360,000                  $ 72
-------------------------------- ----------------- --------------------------------------------------------- ------------------
Common stock, no par value(8)        3,960,000                  -                            -                       -
-------------------------------- ----------------- --------------------------------------------------------- ------------------
Total                                    -                      -                       $7,478,000                 $1,496
================================ ================= ========================================================= ==================




(1)  Estimated solely for the purpose of calculating the registration fee.

(2)  Includes 300,000 Units proposed for sale to the public.

(3) Includes the Common Stock and the Redeemable Common Stock Purchase Warrants for which no additional consideration will be received.

(4) Represents 1,800,000 shares underlying Units proposed for sale to the public.

(5) Includes 1,800,000 warrants underlying Units proposed for sale to the public, and 180,000 warrants underlying the Units subject to Placement Agents' Warrants.

(6) Pursuant to Rule 457(g), represents additional consideration to be received upon exercise of, and includes Common Stock underlying, the Redeemable Common Stock Purchase Warrants.

(7) Represents 30,000 Units that the Placement Agents have the right to acquire upon exercise of Placement Agents' Warrants.

(8) Includes 1,980,000 shares included in the Units for which no separate fee is required pursuant to Rule 457(i); and 1,980,000 shares underlying the Redeemable Common Stock Purchase Warrants, the fee for which is included under Redeemable Common Stock Purchase Warrants.


--------------------------------------------------------------------------------




      The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant files a further amendment specifically stating that this registration statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement becomes effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

                              CROSS REFERENCE SHEET
                   (Between Items of SB-2 and the Prospectus)


  Item
   No.                                    Caption                                          Location in Prospectus
   1.      Front of Registration Statement and Outside Front Cover of
           Prospectus.......................................................      Outside Front Cover Page
   2.      Inside Front and Outside Back Cover Pages of Prospectus..........      Inside Front and Outside Back Cover
                                                                                  Pages
   3.      Summary Information and Risk Factors.............................      Prospectus Summary; Risk Factors
   4.      Use of Proceeds..................................................      Use of Proceeds
   5.      Determination of Offering Price..................................      Outside Front Cover Page; Plan of
                                                                                  Placement
   6.      Dilution.........................................................      Dilution
   7.      Selling Security Holders.........................................      Inapplicable
   8.      Plan of Distribution.............................................      Outside Front Cover Page; Plan of
                                                                                  Placement
   9.      Legal Proceedings................................................      Business and Properties--Legal
                                                                                  Proceedings
   10.     Directors, Executive Officers, Promoters and Control Persons.....      Management
   11.     Security Ownership of Certain Beneficial Owners and
           Management.......................................................      Principal Shareholders
   12.     Description of Securities........................................      Description of Securities; Shares
                                                                                  Eligible for Future Sale
   13.     Interest of Named Experts and Counsel............................      Inapplicable
   14.     Disclosure of SEC Position on Indemnification for Securities Act
           Liabilities......................................................      Inapplicable
   15.     Organization Within Last 5 Years.................................      Prospectus Summary; Business and
                                                                                  Properties
   16.     Description of Business..........................................      Business and Properties
   17.     Managements's Discussion and Analysis or Plan of Operation.......      Management's Discussion and
                                                                                  Analysis or Plan of Operation
   18.     Description of Property..........................................      Business and Properties
   19.     Certain Relationships and Related Transactions...................      Certain Relationships and Related
                                                                                  Transactions
   20.     Market for Common Equity and Related Shareholder Matters.........      Description of Securities;  Market
                                                                                  for Common Equity
   21.     Executive Compensation...........................................      Management
   22.     Financial Statements.............................................      Financial Statements
   23.     Changes in and Disagreements with Accountants on Accounting
           and Financial Disclosure.........................................      Inapplicable

                   Subject to Completion, Dated May 30, 1997


                       COTTON VALLEY RESOURCES CORPORATION
                                  300,000 Units
           Consisting of Six Shares of Common Stock, Without Par Value
                and Six Redeemable Common Stock Purchase Warrants




      Cotton Valley Resources Corporation ("Cotton Valley") is offering a maximum of 300,000 units ("Unit(s)") by this prospectus at an initial public offering price estimated to be $10.00 per Unit. Each Unit consists of six shares of Common Stock ("Common Stock") and six Redeemable Common Stock Purchase Warrants ("Warrants"). The Units will be separated into Common Stock and Warrants upon being purchased. Cotton Valley has applied for listing of the Warrants on the NASD bulletin board under the symbol " CTVW", and through the Canadian Dealing Network ("CDN") under the symbol "CVZC.WT". See "Plan of Placement."
      The offering price of the Units is based on the closing bid price of the Common Stock on CDN on May __, 1997.
      Each Warrant represents the right to purchase one share of Common Stock for $2.08 (125% of the public offering price per share of Common Stock) (subject to adjustment) at any time until April 30, 2000. After October 1, 1997, Cotton Valley may redeem the Warrants at $.01 per Warrant upon certain conditions. See "Description of Securities--Other Options and Warrants--Canadian Financings."
      Before this offering, Cotton Valley's Common Stock is traded through The Canadian Dealing Network under the symbol "CVZC"and on NASD's bulletin board under the symbol "CTVYF". Cotton Valley has applied to have its Common Stock listed on the Toronto Stock Exchange under the symbol "CVZ", but there is no assurance it will be successful.

      THE UNITS OFFERED BY THIS PROSPECTUS ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE INFORMATION INCLUDED IN "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("SEC") NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                      Price to Public                           Placement Agents' Commission (1)   Proceeds to Cotton Valley (2)

--------------------  ----------------------------------------- --------------------------------- ----------------------------------

Per Unit              $10.00                                    $1.00                              $9.00
--------------------  ----------------------------------------- ---------------------------------  ---------------------------------
Total Maximum         $3,000,000                                $300,000                           $2,700,000

====================  ========================================= =================================  =================================

====================  ========================================= =================================  =================================

(1) Does not include additional compensation to be received by the Placement Agents in the form of a 1.8% nonaccountable expense allowance, and Warrants to purchase up to 30,000 Units at 120% of the public offering price exercisable between the first and third anniversaries of the date of this prospectus ("Placement Agents' Warrants"). No commissions will be paid with respect to Units directly placed by the Company. In addition, Cotton Valley has agreed to indemnify the Placement Agents against certain liabilities, including liabilities under the Securities Act of 1933, as amended ("Securities Act"). See "Plan of Placement."

(2) Before deducting estimated offering expenses of up to $170,000 including the Placement Agents' 1.8% nonaccountable expense allowance.

     These units are being offered by Cotton Valley and certain NASD Placement Agents (the "Placement Agents"), on a "best efforts" basis for sixty days following the date hereof, unless extended by Cotton Valley for thirty days. Cotton Valley reserves the right to reject any order in whole or in part and to withdraw, cancel or modify this offering without notice.

                  --------------------------------------------


                    The date of this Prospectus is May , 1997





      IN CONNECTION WITH THIS OFFERING, THE PLACEMENT AGENTS MAY EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. STABILIZING TRANSACTIONS MAY BE EFFECTED ON THE NASD BULLETIN BOARD. STABILIZING ACTIVITIES, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.


         THIS LEGEND APPEARS ON THE LEFT SIDE MARGIN OF THE PROSPECTUS

Information   contained  herein  is  subject  to  completion  or  amendment.   A
Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by the more detailed information and financial statements and notes appearing elsewhere in this prospectus. Unless the context indicates otherwise, "Cotton Valley" refers to Cotton Valley Resources Corporation and all of its subsidiaries.

                                   The Company

      Cotton Valley is a development stage oil and gas exploration, development and production company, with no operating history. It was incorporated in Ontario, Canada, originally as Cotton Valley Energy Limited, on February 15, 1995. Through its wholly owned subsidiary Cotton Valley Energy Corporation, a Nevada corporation, Cotton Valley owns (i) approximately 6,700 net acres of primarily non-producing oil and gas leases in the Cheneyboro Field of Navarro County, Texas, (ii) a 25% working interest in 1,145 acres of oil and gas leases in the Movico Field of Mobile County, Alabama, and (iii) an option to acquire a 51.8% working interest in the Sword Unit, offshore Santa Barbara, California. Cotton Valley recently acquired an interest in the Alden Field of Oklahoma. At June 30, 1996, Cotton Valley's proved oil reserves were approximately 4.8 million Bbl, and its proved gas reserves were approximately 13.5 million Mcf.

      Cotton Valley intends to reincorporate in Canada's Yukon Territory during 1997. Under Yukon Territory law, Cotton Valley's board of directors need not be comprised of a majority of Canadian residents as currently required under Ontario law. Since Cotton Valley's principal offices, management and properties are located in the United States, Cotton Valley believes it is advantageous to have a majority of U. S. directors. Cotton Valley may in the future continue from the Yukon Territory to the State of Wyoming. Management believes, but has not received formal legal advice, that there are no significant differences in corporate law concerning material shareholder rights between the Province of Ontario, Yukon Territory and the State of Wyoming. Cotton Valley will not proceed with the reincorporation until after completion of this offering, and after filing a registration statement with the SEC, and after having obtained the approval of Cotton Valley's stockholders.

      Cotton Valley's principal executive offices are located at 8350 North Central Expressway, Suite M2030, Dallas, Texas 75206. Its telephone number is
(214) 363-1968.

                                Business Strategy

      Cotton Valley intends to drill up to 10 horizontal wells on its Texas acreage within 24 months after this offering. Cotton Valley intends to drill two vertical wells on its Alabama property within 12 months after this offering. No assurance can be given that any wells will be drilled or completed or that they will produce oil or gas in commercial quantities. Cotton Valley plans in the future to exercise its option in the Sword Unit, to retain an 11.8% working interest and to sell the remainder. See "Management's Discussion and Analysis or Plan of Operation--12-Month Operating Plan", and "Business and Properties--Cheneyboro Field--Horizontal Drilling", "--Movico Field", "--Sword Unit," and "--Alden Field."

      Cotton Valley's business strategy is to continue to increase reserves and commence and increase production and cash flows by concentrating on:

         o    Acquiring   properties,   or  companies  with   properties,   with
              development and exploration opportunities and/or significant cost reduction potential;

         o Developing existing reserves through low-risk development drilling or recompletion programs capitalizing on reserves left in existing wells by major oil companies;

         o Exploring for new reserves utilizing state-of-the-art technology to reduce exploration risk;

         o Concentrating on focused geographic areas to achieve operating and technical efficiencies; and

         o Maintaining financial flexibility to take advantage of additional development and acquisition opportunities as they develop.

                                  The Offering


Securities offered by Cotton Valley ...........       Maximum of  300,000 Units, each Unit consisting of six shares of Common Stock and six Warrants.  Units may be sold for
                                                      cash, exchanged for indebtedness, or exchanged for assets.
                                                      See "Description of Securities."
Description of Warrants .......................       Each Warrant entitles the holder to purchase one share of
                                                      Common Stock for $2.08 (125% of the offering price) per
                                                      share until April 30, 2000.  The Warrants are not immediately exercisable.  Cotton Valley may redeem the Warrants at $0.01 per Warrant under certain conditions.  See "Description of
                                                      Securities--Warrants."
Units to be outstanding after this offering ...       Maximum of 300,000 (1)
Warrants to be outstanding after this offering        Maximum of 1,800,000 Warrants (1)
Common stock to be outstanding after this
offering ......................................       Maximum of 13,861,272 shares (2) (3)
Use of Proceeds ...............................       For development drilling, to acquire acreage, to reduce debt and for working capital.  See "Use of Proceeds."

Symbols(4):                                           NASD's                         Canadian Dealing
                                                      Bulletin Board                Network

   Warrants ...................................       CTVW                            CVZC.WT
   Common stock ...............................       CTVYF                           CVZC

---------------------

(1) Excludes Securities underlying the Placement Agents' Warrants . See "Placement."

(2) Excludes up to 1,800,000 shares issuable upon exercise of the Warrants underlying Units offered by this prospectus, up to 360,000 shares underlying the Placement Agents' Warrants, 980,000 shares subject to employee stock options, 1,887,906 shares subject to options and warrants issued in Canadian financings, 500,000 shares subject to warrants issued to Liviakis Financial Communications, Inc. and 100,000 shares to be issued pursuant to a financial consulting agreement. See "Principal Shareholders-Liviakis", "Plan of Placement", "Placement Agents' Warrants" and "Description of Securities--Other Options and Warrants."

(3) Based upon the closing bid price on the Canadian Dealing Network on May ___, 1997, six shares of Common Stock underlying the Units are included.

(4) Cotton Valley's Common Stock is traded on NASD's bulletin board and through The Canadian Dealing Network under the symbols shown and Cotton Valley has applied for additional listing of the Units and Warrants at both locations under the symbols shown. Cotton Valley has also applied for listing of its Common Stock on the Toronto Stock Exchange under the symbol "CVZ." Such listing, if approved, does not imply that a meaningful, sustained market for the Securities will develop.



                                  Risk Factors

      The Units offered by this prospectus are speculative and involve a high degree of risk. They should not be purchased by investors who cannot afford to lose their entire investment. See "Risk Factors."

                             Summary Financial Data


                                                                              From February 15, 1995               (Unaudited)
                                                  For the year ended                     (inception)         Nine months ended
Statement of operations data:                           June 30,1996                to June 30, 1995            March 31, 1997
                                                        ------------                ----------------            --------------
Net loss                                                    $712,360                         $49,917                  $965,418
Net loss per common share                                      $0.06                               -                     $0.07
Weighted average shares outstanding                       11,403,000                      10,655,000                13,390,524






                                                                                                                (Unaudited)
                                                                                   (Unaudited)               March 31, 1997
Balance sheet data:                                  June 30,1996               March 31, 1997                  Adjusted(1)
                                                     ------------               --------------                 ------------
Total assets                                          $11,979,330               $12,333,997                     $14,863,997
Long-term obligations                                    757,758                    149,710                         149,710
Working capital                                           286,381               (1,142,292)                       1,387,708
Shareholders' equity                                   $9,116,883                $9,800,054                     $12,330,054

         ----------------------------

      (1)  Adjusted to reflect the sale of the Units offered by this prospectus.





                      Summary Oil and Gas Reserve Data (1)


                                               Alabama              Texas                Total

Proved producing
    Oil (Bbl)...................                     0             93,327               93,327
    Gas (Mcf)...................                     0            279,979              279,979
Proved undeveloped
    Oil (Bbl)...................               481,843          4,200,812            4,682,655
    Gas (Mcf)...................               573,440         12,602,434           13,175,874

         ----------------------------

         (1) Estimated as of June 30, 1996. See "Business and Properties--Oil and Gas Reserves."


         TO CALIFORNIA RESIDENTS ONLY:

         California residents can only purchase the Securities if they have a minimum gross income of $65,000 during the last tax year and have (based on a good faith estimate) a minimum gross income of $65,000 during the current tax year and have a net worth (at fair market value but excluding home equity, home furnishings and automobile) of $100,000, or have a net worth of $250,000.

                                  RISK FACTORS

     INVESTING IN THE UNITS INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS.

Development Stage Company

      Cotton Valley was incorporated in February 1995 and is still in its development stage. Cotton Valley's operations are subject to all of the risks inherent in establishing a new business enterprise. Cotton Valley's potential for success must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with a new business. No assurance can be given that Cotton Valley will be successful. See "Business and Properties."

History of Losses

      Cotton Valley incurred operating losses of $712,360 for the fiscal year ended June 30, 1996, and $49,917 from inception to June 30, 1995. The accumulated deficit as of June 30, 1996 was $762,277. The Company incurred an operating loss of $965,418 (unaudited) for the nine month period ended March 31, 1997. No assurance can be given that Cotton Valley will be profitable in the future. See "Management's Discussion and Analysis or Plan of Operation."

Ability to Continue as a Going Concern

      Cotton Valley's financial statements for the fiscal year ended June 30, 1996, and the period from inception to June 30, 1995, were audited by its independent certified public accountants, whose report includes an explanatory paragraph stating that the financial statements have been prepared assuming Cotton Valley will continue as a going concern and that Cotton Valley has incurred significant operating losses to date and has a working capital deficiency that raises substantial doubt about its ability to continue as a going concern. See "Independent Auditor's Report" and "Financial Statements."

No Substantial Producing Properties

      Except for its recent acquisition of properties in Oklahoma, almost all of Cotton Valley's proved reserves are classified as proved undeveloped, meaning very little production currently exists in Texas and no production exists in Alabama. No assurance can be given that any wells will be drilled or completed or produce oil or gas in commercially profitable quantities. See "Business and Properties."

Capital Expenditures for Undeveloped Properties

      Recovery of Cotton Valley's proved undeveloped reserves will require significant capital expenditures and successful drilling operations. Management estimates that aggregate capital expenditures of approximately $13.5 million will be required to develop these reserves, of which $0.2 million and $3.0 million are expected to be incurred during the remainder of the year ending June 30, 1997, and during the year ending June 30, 1998, respectively. Cotton Valley intends to finance development with the proceeds from this offering and cash from operations. No assurance can be given that Cotton Valley's estimates of capital expenditures will prove accurate, that its financing sources will be sufficient to fund its planned development activities fully or that development activities will be either successful or in accordance with Cotton Valley's schedule. Additionally, any significant decrease in oil and gas prices or any significant increase in the costs of development could result in a significant reduction in the number of wells drilled. See "Management's Discussion and Analysis or Plan of Operation."

Limited Capital; Need for Significant Additional Financing

      Cotton Valley anticipates that the net proceeds of this offering will satisfy its operating cash requirements for at least 12 months after this offering is consummated. However, no assurance can be given that Cotton Valley will not require additional financing sooner than currently anticipated.

      The net proceeds of this offering will not be sufficient to fully develop the properties. Development of the properties may require capital resources substantially greater than the net proceeds of this offering or resources otherwise currently available to Cotton Valley. Cotton Valley has no current arrangements with respect to or sources of additional financing. No assurance can be given that additional financing will be available to Cotton Valley on acceptable terms or at all. The inability to obtain additional financing would have a material adverse effect on Cotton Valley, including requiring Cotton Valley to curtail significantly or farm-out development of the properties. Any additional financing may involve substantial dilution to the interests of Cotton Valley's shareholders at that time. See "Management's Discussion and Analysis or Plan of Operation."

Operating Hazards and Other Uncertainties

      The acquisition, development, exploration for and production, transportation and storage of, crude oil, gas liquids and gas involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Cotton Valley's operations are subject to all of the risks normally incident to drilling oil and gas wells, operating and developing oil and gas properties, transporting, processing, and storing gas, including encountering unexpected formations or pressures, premature reservoir declines, blow-outs, equipment failures and other accidents, craterings, sour gas releases, uncontrollable flows of oil, gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Oil production requires high levels of investment and has particular economic risks, such as retaining wall failure, fires, explosions, gaseous leaks, spills and migration of harmful substances, any of which can cause personal injury, damage to property, equipment and the environment and severely interrupt operations. Cotton Valley is also subject to deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and the inability to secure space on pipelines that deliver oil and gas to commercial markets. Although Cotton Valley maintains insurance in accordance with customary industry practice, it is not fully insured against all of these risks, nor are all such risks insurable. Losses resulting from the occurrence of these risks could have a material adverse impact on Cotton Valley. See "Business and Properties."

Competition

     The oil and gas business is highly competitive and has few barriers to entry. Cotton Valley will be competing with other oil and gas companies and investment partnerships for desirable prospects, contracts with third parties to develop oil and gas properties and purchase equipment necessary to complete wells. Many of Cotton Valley's competitors are larger than Cotton Valley and have substantially greater access to capital and technical resources than does Cotton Valley and may therefore have a significant competitive advantage. Many of Cotton Valley's competitors are capable of making a greater investment in a given area than is Cotton Valley, although large and small companies alike are subject to the economics of cost effectiveness. See "Business and Properties--Competition." California Option

     The Company has an option to acquire a 51.8% working interest in an oil field offshore California. In addition to geophysical, environmental, and regulatory factors, management perceives that an anti-drilling sentiment exists in California. This may make it difficult for the Company to sell part of its option as it intends or to obtain financing to participate in the project. The Company has recorded the option at $438,247, and it is possible that the Company may have to record an impairment of this value at some time in the future. See "Description of Property-Sword Unit"

Volatility of Oil and Gas Prices

     Oil and gas prices fluctuated from $33.00 per Bbl of oil in January 1991 to $13.52 per Bbl in December 1993 and $1.10 per Mcf of gas in February 1992 to $3.72 per Mcf in February 1996. At the end of March 1997, prices were

$20.41 per Bbl and $1.57 per Mcf. Prices for oil and gas probably will continue to fluctuate, depending upon a number of conditions over which Cotton Valley has no control. These conditions include, but are not limited to, actions taken by the Organization of Petroleum Exporting Countries, turmoil in the Middle East, the price of alternative fuels, weather and general economic conditions. A major decline in oil or gas prices could have a material adverse effect on Cotton Valley's operations, financial condition, proved reserves and the costs of developing its oil and gas reserves.

     In addition, Cotton Valley assesses the carrying value of its assets annually in accordance with generally accepted accounting principles under the full cost method. If oil and gas prices decline, the carrying value of Cotton Valley's assets could be subject to downward revision.

Uncertainty of Reserve Estimates

     The reserve estimates included in this prospectus could be materially different from the quantities and values ultimately realized. Reserve data set forth in this prospectus are only estimates. In general, estimates of economically recoverable oil and gas reserves and future net cash flows from them are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of governmental regulation and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected from them, prepared by different engineers or by the same engineers at different times, may vary substantially. Cotton Valley's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material. Numerous uncertainties are inherent in estimating proved reserves, including many factors beyond Cotton Valley's control.

     Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variation, which may be material, in the estimated reserves.

     Estimated discounted future net cash flows from estimated proved reserves are based on prices and costs as of the date of the estimate unless prices or costs are contractually determined at that date. Actual future prices and costs may be materially higher or lower. Actual future net cash flows also will be affected by factors such as actual production, supply and demand for oil and gas, curtailments or increases in consumption by gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs. See "Business and Properties--Oil and Gas Reserves."

Need to Replace Reserves

     Cotton Valley's future oil and gas reserves and production, and therefore its cash flows, are highly dependent upon Cotton Valley's success in exploiting its current reserve base and acquiring or discovering additional reserves. Without the addition of reserves through exploration, acquisition or development activities, Cotton Valley's reserves and production will decline over time as reserves are exploited. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital become limited or unavailable, Cotton Valley's ability to make the necessary capital investments to maintain and expand its oil and gas reserves will be impaired. In addition, no assurance can be given that Cotton Valley will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Environmental Risks

     All phases of the oil and gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of international conventions and United States and Canadian federal, provincial, state and municipal laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with Cotton Valley's past and current operations. The legislation also requires that refineries, wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. Although Cotton Valley believes that it is currently in substantial compliance with all existing material environmental regulations, no assurance can be given that future environmental costs will not have a material adverse effect on Cotton Valley's financial condition or results of operations.

Use of Proceeds

     As of the date of this prospectus, management has not specifically determined the use of a portion of the estimated net proceeds. Management will decide how to apply this portion of the net proceeds in its discretion without shareholder input. Accordingly, investors in this offering will be entrusting this portion of their funds to management without any determination as to its use. See "Use of Proceeds."

Dependence on Key Personnel

     Cotton Valley depends to a large extent on the services of Messrs. Soltero, Hogue and Burden. The loss of the services of any one of them could have a material adverse effect on Cotton Valley's operations. Cotton Valley has not entered into any employment contracts with any of its executive officers, nor has it obtained key personnel life insurance. Cotton Valley believes that its success is also dependent on its ability to continue to employ and retain skilled technical personnel. See "Management."

Limited Public Market and Possible Volatility of Securities

     Prior to this offering, Cotton Valley's common shares have traded "over-the-counter" on NASD's bulletin board and "over-the-counter" in Canada on The Canadian Dealing Network. Application has been made to list the Warrants for trading in these markets. No assurance can be given that an active public market will develop or be sustained after the offering. The initial public offering price of the Units has been determined by negotiations between Cotton Valley and certain Placement Agents by reference to the value of Cotton Valley's oil and gas reserves compared to other oil and gas companies. See "Plan of Placement." The trading price of the Securities could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, announcements of drilling results by Cotton Valley and other events or factors. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which have particularly affected the market price for many companies and which often have been unrelated to the operating performance of these companies. These broad market fluctuations may adversely affect the market price of the Securities.

     The Company has applied to have its Common Stock listed on the Toronto Stock Exchange. There is no assurance the Company's securities will be listed on the Toronto Stock Exchange. Immediate Substantial Dilution

     This offering involves immediate substantial dilution to investors in the net tangible book value per share of Common Stock underlying each Unit from the public offering price. See "Dilution."

Securities Eligible for Future Sale

     Upon completion of this offering, a maximum of 300,000 Units and 12,061,272 shares of Common Stock issued prior to this offering will be outstanding. The components of the Units will be eligible for sale without restriction immediately after completion of the offering. 9,204,318 shares of Common Stock were registered on Form 20-F and are currently eligible for sale without restriction in Canada and subject to Rule 144 in the United States. The sale of significant quantities of these shares could have an adverse effect on the market price of Cotton Valley's Securities.
     Furthermore, the 12,061,272 shares of Common Stock are eligible for sale (subject to control block issues) under Canadian and Ontario rules. Cotton Valley's Common Stock trades on the Canadian over-the-counter system known as The Canadian Dealing Network. See "Securities Eligible for Future Sale."

Risk of Redemption of Warrants

     Cotton Valley may redeem the Warrants for $0.01 per Warrant at any time after October 1, 1997, on 30 days prior written notice under certain circumstances. Notice of redemption could force the holders to exercise their Warrants and pay the exercise price at a time when it might be disadvantageous or difficult for the holder to do so, sell the Warrants at the current market price when they might otherwise wish to hold the Warrants, or accept the redemption price, which is likely to be less than the market price of the Warrants at the time of redemption. See "Description of Securities-- Warrants".

Placement Agents' Warrants; Risk of Further Dilution

     Cotton Valley has agreed to sell to the Placement Agents, for nominal consideration, Warrants to purchase up to 30,000 Units at an exercise price of 120% of the price at which the Units are initially offered to the public. Cotton Valley has granted the Placement Agents certain registration rights with respect to the Securities issuable upon exercise of the Placement Agents' Warrants. The Placement Agents' Warrants and any profits realized by the Placement Agents on the sale of the Securities underlying the Placement Agents' Warrants could be considered additional compensation. For the term of the Placement Agents' Warrants, the holders are given, at nominal cost, the opportunity to profit from the difference, if any, between the exercise price of the Placement Agents' Warrants and the value of or market price, if any, for the Securities, with a resulting dilution in the interest of existing shareholders. The Placement Agents' Warrants may be exercised at a time when, in all likelihood, Cotton Valley would be able to obtain any needed capital by a new placement of Securities on terms more favorable than those provided for by the Placement Agents' Warrants.
See "Plan of Placement."

Regulation

     Cotton Valley's business is subject to federal, state and local regulation relating to the development, production and transmission of oil and gas, as well as environmental and safety matters. No assurance can be given that current or future regulation will not adversely affect Cotton Valley's exploration for, and production and transmission of, oil and gas or its financial condition and results of operations. See "Business and Properties--Regulation."

No Dividends

     Cotton Valley's board of directors presently intends to retain all of Cotton Valley's earnings for the expansion of its business. Cotton Valley therefore does not anticipate the distribution of cash dividends in the foreseeable future. Any future decision of Cotton Valley's board of directors to pay cash dividends will depend, among other factors, upon Cotton Valley's earnings, financial position and cash requirements. See "Dividend Policy."

Availability of Preferred Stock

     Cotton Valley's board of directors is authorized, without further shareholder action, to issue preferred stock in one or more series and may designate the dividend rate, voting rights and other rights, preferences and restrictions of each series. No preferred stock currently is outstanding and Cotton Valley has no plans to issue any preferred stock. Any future preferred stock issuances could have the effect of, among other things, restricting common stock dividends, diluting common stock voting power, impairing common stock liquidation rights and delaying or preventing a change in control of Cotton Valley without further action by the shareholders.

Exchange Rate Fluctuations

     Cotton Valley is exposed to foreign exchange risks since it has granted stock options, warrants and agent's options denominated in Canadian currency while the majority of its expenditures will be in United States dollars. Any significant reduction in the value of the Canadian dollar may decrease the value of funds in United States dollars Cotton Valley receives upon exercise of warrants and options.

Income Tax Considerations

     The purchase of Securities by United States residents may have tax consequences in both the United States and Canada. Prospective investors should consult their own tax advisors regarding the particular tax consequences applicable to them. See "Certain Income Tax Considerations."



                                 USE OF PROCEEDS

     The net proceeds to Cotton Valley from the sale of a maximum of 300,000 Units pursuant to this prospectus at an assumed public offering price of $10.00 per Unit are estimated to be approximately $2,530,000 after deducting estimated Placement Agent commissions and offering expenses.

     Approximately $600,000 of the Units will be used to repay certain liabilities and part of the debt that Cotton Valley incurred to acquire its Texas and Alabama properties. The original principal amount of the debt on the Texas properties was $1,086,050, of which approximately $816,000 was outstanding as of March 31, 1997. $586,000 of this debt bears interest at 12.0% and matures on July 17, 1997. The remaining $230,000 does not bear interest and is payable upon transfer of title. Management anticipates it will be able to extend the payment term on the balance of the debt until sufficient cash from operations is generated. Certain debt holders have agreed to accept Units in exchange for indebtedness, in the amount of approximately $600,000. See "Management's Discussion and Analysis or Plan of Operation", "Business and Properties---, Recent Developments" and note 3 of Notes to Consolidated Financial Statements.

     Cotton Valley intends to use the remaining net proceeds of this offering for development drilling on its Texas and Alabama properties, and deepening one well on its Oklahoma property. Seven wells are scheduled to be drilled within 12 months after this offering. Cotton Valley anticipates cash generated from the first wells and/or sales of participation to third parties will be sufficient to fund the drilling of the rest of the wells. No assurance can be given that any wells will be drilled or completed or produce oil or gas in commercial quantities. See "Business--Properties--Cheneyboro Field" and "--Movico Field."

      Cotton Valley intends to invest the net proceeds of this offering in short-term, investment grade obligations or bank certificates of deposit until they are used.

                                 CAPITALIZATION

     The following table sets forth Cotton Valley's total consolidated capitalization as of June 30, 1996, as reflected in the audited financial statements, the capitalization of Cotton Valley as of March 31, 1997 as reflected in the unaudited financial statements, the pro forma capitalization of Cotton Valley as of March 31, 1997 giving effect to the sale of 300,000 Units at $10.00 per Unit in this offering and application of the estimated net proceeds as described in this prospectus. See "Use of Proceeds." The table should be read in conjunction with the consolidated financial statements and notes and the other financial information included elsewhere in this prospectus.



                                                                                  (Unaudited)           (Unaudited)
                                                           June 30, 1996      March  31, 1997    March  31, 1997 As
                                                                                                                ---
                                                                  Actual               Actual              Adjusted


Total debt, including current maturities:
    Accounts payable on oil and gas interests(1)                $  230,000             $230,000           $            -
    Notes payable on oil and gas interests(2)                   $  586,049             $586,049           $            -
    Advances from related parties(3)                            $  171,709             $149,710                $149,710
                                                                ----------              -------                --------
                                                                $  987,758             $965,759                $149,710
                                                                ----------              -------                --------
Shareholders' equity:
    Common  stock  without par value,  unlimited
    shares  authorized,  9,191,596
    shares  outstanding  on June 30, 1996,
    11,708,881  outstanding on March 31,
    1997 and 13,508,881 on March 31, 1997 as
    adjusted(4)                                                $9,879,160           $11,527,749             $14,057,749
    Accumulated deficit                                          (762,277)           (1,727,695)             (1,727,695)
                                                             ------------         -------------            -------------

Total shareholders' equity                                     $9,116,883            $9,800,054             $12,330,054
                                                             ------------         -------------             -----------
    Total capitalization                                      $10,104,641           $10,765,813             $12,479,764
                                                                                                            ===========

                  ---------------------------


(1)  See note 3 of Notes to Consolidated Financial Statements.
(2)  See note 4 of Notes to Consolidated Financial Statements.
(3) See "Certain Relationships and Related Transactions" and note 6 of Notes to Financial Statements. (4) Excludes 1,800,000 shares issuable upon exercise of the Warrants underlying Units offered by this prospectus, 360,000 shares underlying the Placement Agents' Warrants, 980,000 shares subject to employee stock options, 1,887,906 shares subject to options and warrants issued in Canadian financings, 500,000 shares subject to warrants issued to Liviakis Financial Consultants, Inc. and 100,000 shares to be issued pursuant to a financial consulting agreement. See "Principal Shareholders--Liviakis", "Placement Agent--Placement Agents' Warrants" and "Description of Securities--Other Options and Warrants."

                                    DILUTION

      As of March 31, 1997, Cotton Valley's unaudited net tangible book value was $9,800,054 or $0.84 per share of common stock. Net tangible book value is the aggregate amount of Cotton Valley's tangible assets less its total liabilities. Net tangible book value per share represents Cotton Valley's total tangible assets less its total liabilities, divided by the number of shares of Common Stock outstanding. After giving effect to the sale of 300,000 Units (consisting of 1,800,000 shares of Common Stock and 1,800,000 Warrants) at an offering price per Unit of $10.00, or $1.67 per share of Common Stock (no value assigned to Warrants), application of the estimated net sale proceeds (after deducting Placement Agent commissions and other offering expenses) Cotton Valley's net tangible book value as of March 31, 1997 would increase from $9,800,054 to $12,330,054, and the net tangible book value per share would increase from $0.84 to $0.91. This represents an immediate increase in net tangible book value of $0.07 per share to current shareholders, and immediate dilution of $.76 per share to new investors or 46%, as illustrated in the following table:


Public offering price per share of common stock                                            $1.67
     Net tangible book value per share before this offering................     $0.84
     Increase per share attributable to new investors......................     $0.07
                                                                                -----
Adjusted net tangible book value per share after this offering.............                $0.91
                                                                                           -----
Dilution per share to new investors........................................                $0.76
Percentage dilution........................................................                  46%



                                       Shares Purchased             Total Consideration
                                     Number       Percent           Amount      Percent        Average per Share
                                     ------       -------           ------      -------        -----------------
Current Common Stockholders          11,708,881     86.7%         $12,971,005    81.2%                $1.11
New Investors                         1,800,000     13.3%           3,000,000    18.8%                $1.67
                                      ---------     -----           ---------    -----
                                     13,508,881    100.0%         $15,971,005   100.0%
                                     ==========    ======        ============   ======

                                 DIVIDEND POLICY

      Cotton Valley has never paid dividends on its Common Stock and does not plan to pay dividends in the foreseeable future. Whether dividends will be paid in the future will be in the discretion of Cotton Valley's board of directors and will depend on various factors, including its earnings and financial condition and such other factors as Cotton Valley's board of directors considers relevant. Cotton Valley currently intends to retain earnings to develop and expand Cotton Valley's business. See "Management's Discussion and Analysis or Plan of Operation."

                            MARKET FOR COMMON EQUITY

      Cotton Valley's Common Stock began trading through the Canadian Dealing Network on June 24, 1996, under the symbol "CVZC." From June 24, 1996, through April 30, 1997, the following table sets forth the high and low bid information for Cotton Valley's Common Stock in Canadian Dollars as reported on The Canadian Dealing Network. The information in the table reflects inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. During this period, the Canadian Dollar traded in the $.73 to $.74 range. On April 30, 1997 one Canadian Dollar was worth $.73.

                                           High              Low
                                           ----              ---

June 24-30, 1996                           $2.80           $2.50
July 1-September 30, 1996                  $2.60           $1.20
October 1-December 31, 1996                $1.90           $0.97
January 1-March 31, 1997                   $3.45           $1.45
April 1-April 30, 1997                     $2.45           $1.95


      Cotton Valley's Common Stock began trading through the NASD Bulletin Board on January 14, 1997 under the symbol "CTVYF". From January 14, 1997 to April 30, 1997 (the latest practicable date) the following table sets forth the high and low bid information for Cotton Valley's Common Stock in U.S. currency as reported on the NASD Bulletin Board. The information that the table reflects is inter-dealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.


                                                  High            Low
                                                  ----            ---
       January 14 -March 31, 1997                 $2.20           $1.00
       April 1- April 30, 1997                    $1.75           $1.38

            MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

First Nine Months Fiscal 1997 and First Nine Months Fiscal 1996

         During the nine months ended March 31, 1997, Cotton Valley incurred a net loss of $965,418. From February 15, 1995 (inception), to March 31, 1997, Cotton Valley accumulated a deficit of $1,727,695.

         The loss of $1,465,418 for the first nine months of 1997 compares to a loss of $783,341 during the first nine months of 1996. There was greater business activity during the first nine months of fiscal 1997 and during this period Cotton Valley issued 1,141,000 shares of common stock to Liviakis Financial Communications, Inc. for services. The stock was valued at $.73 per share, based on trading on the Canadian over-the-counter market, for a total expense of $832,930.

         During the first nine months of fiscal 1996, Cotton Valley issued 300,000 shares for services which was recorded at $446,950. Other expenses during this period were $209,253. The loss before income tax benefit of $230,000 was $656,203.

         Rehabilitation work on two wells in the Cheneyboro Field in the fourth quarter of fiscal 1996 resulted in oil and gas sales of $74,473 during the first nine months of 1997.

         Cotton Valley acquired its interest in the Alden Field in December 1996 for $416,328 of which $35,000 was paid in December 1996 and $381,328 was paid upon closing on March 3, 1997.

         During the nine months ended March 31, 1997, Cotton Valley issued 36,888 shares of common stock to individuals for services which was recorded at $30,932, issued 73,750 shares of common stock to settle debts which was recorded at $53,838, issued 1,141,000 shares of common stock to Liviakis Financial Communications, Inc. (See "Principal Shareholders--Liviakis") which was recorded at $832,930, issued 416,667 shares of common stock to former Arjon shareholders on exercise of warrants for $200,449, issued 300,000 shares of common stock in Canadian private placements for proceeds of $235,425 (before deducting costs of $14,600), issued 500,000 shares of common stock to Liviakis Financial Services, Inc. for cash of $375,000, and issued 48,980 shares of common stock to the agent involved in Canadian Financings on exercise of agent's options for $78,215.



Fiscal Year 1996 and Fiscal Period 1995

         From February 15, 1995 (inception), to June 30, 1996, Cotton Valley accumulated a deficit of $762,277 after an income tax benefit of $412,000. During this period, Cotton Valley acquired its properties, merged with Arjon Enterprises, Inc., issued debentures and notes and sold stock for cash.

         Legal, audit and accounting fees were $190,053, which represents 17% of the net loss before tax through June 30, 1996.

         Management fees of $82,840 and salaries of $163,309, for a total of $246,149, represent 22% of the net loss before tax through June 30, 1996. Cotton Valley paid management fees of $10,000 per month from incorporation to July 31, 1995, and $20,000 per month from August 1, 1995 to March 31, 1996, for the full-time services of two of its officers. Effective April 1, 1996, each of these officers received a salary of $10,000 per month. A third officer earned $10,000 per month from August 1, 1995. A fourth officer earned $10,000 per month from May 1, 1996.

         Management fees and salaries totaling $194, 951 from inception through June 30, 1996, were capitalized into oil and gas properties and are thus not included in the accumulated deficit as of that date. These costs represent the estimated portion of the compensation directly attributable to acquisition of the properties in the Cheneyboro Field and related development activities.

         Cotton Valley acquired its interest in the Cheneyboro Field from 18 different property owners in March 1995 in exchange for 3,252,533 shares of common stock, 406,567 Class A Warrants, and $1,086,050, of which approximately $500,000 has been paid. See "Description of Securities--Other Options and Warrants--Canadian Financings."

         Cotton Valley also acquired a one-quarter interest in 1,145 acres of oil and gas leases in the Movico Field of Mobile County, Alabama. It issued
623,424 Common Shares, granted 77,928 Class A Warrants and agreed to pay $230,000 as consideration.

         Cotton Valley purchased an option to acquire a 51.8% working interest in the Sword Unit, offshore Santa Barbara, California, through an interest in an Option Agreement held by PetroGreen Company to purchase all of Conoco, Inc.'s interest in the Sword Unit (the "Option Agreement"). All leases and the unit are held under a current Minerals Management Service of the Department of Interior ("MMS") Suspension of Operations Order ("SOO") with no short-term drilling obligations. The Option Agreement remains effective through the California Offshore Oil and Gas Energy Resources ("COOGER") regional data collection study or until 30 days after the SOO is terminated. COOGER is a joint venture involving federal, state and local agencies and all of the Pacific outer continental shelf and California State Tidelands lease owners organized to study the environmental implications and methods of producing from the area. In connection with its participation in the COOGER study, MMS has stated that its SOO would not be terminated until after the COOGER study is completed. Completion of the COOGER study is scheduled for the fourth quarter of 1997, but it appears to be behind schedule. On November 5, 1996 the MMS extended its SOO until December 31, 1998. Cotton Valley is responsible for paying Conoco's share of the cost of the COOGER study, which portion is expected to be approximately $60,000.

         Cotton Valley intends to exercise its option, to retain an 11.8% working interest in the Sword Unit and to sell the remainder of its interest to industry participants. No assurance can be given, however, that Cotton Valley will be successful in selling all or any part of the remainder of its interest on terms and conditions satisfactory to Cotton Valley. Upon purchase of the Conoco interest in the Sword Unit, the original option owner is entitled to an overriding royalty interest of 31/3% proportionally reduced as to Conoco's interest, on all the leasehold interests being acquired. The net revenue interest remaining to Cotton Valley will be 80% of its working interest. Cotton Valley cannot exercise its option under the Option Agreement unless it, and its syndicate of co-owners, are acceptable to the MMS.

         Cotton Valley intended to have its shares of Common Stock listed on the Toronto Stock Exchange and therefore acquired Arjon Enterprises Inc.,which was a Canadian public company. Cotton Valley has applied for listing on the Toronto Stock Exchange. There is however, no assurance that Cotton Valley will be successful.

         During the year ended June 30, 1996, Cotton Valley issued 1,272,500 shares of Common Stock in Canadian private placements for cash of $2,089,872 and issued 288,529 shares of Common Stock upon conversion of debentures sold in Canada for $426,474. Share issuance costs associated with these transactions amounted to $915,785; the net amount was $1,174,087.

         Cotton Valley has not sold any working interests in its properties at this time.

12-Month Operating Plan

         As of March 31, 1997, Cotton Valley had a working capital deficiency of $1,142,292, calculated by subtracting accounts payable of $710,184 and the current portion of long-term debt of $586,049 from current assets of $153,941. Management estimates that aggregate capital expenditures of approximately $13.5 million will be required to develop its reserves, of which $0.2 million and $3.0 million are expected to be incurred during the remainder of the year ending June 30, 1997, and during the year ending June 30, 1998, respectively. Cotton Valley intends to finance development with the proceeds from this offering and cash from operations, and sale of participation in wells, of which no assurance can be given.

         Cotton Valley does not intend to significantly increase the number of employees during the 12 months following the offering.

         Cotton Valley intends to drill and complete five horizontal wells with an average depth of 9,500 feet laterally in the Cheneyboro Field within 12 months after this offering. The estimated cost of each well is approximately $1,000,000. Depending upon the results, Cotton Valley plans to drill and complete ten more horizontal wells in two groups of five. Assuming commercially profitable production, cash generated from the first five wells should be sufficient to fund the drilling and completion of subsequent wells.

         Cotton Valley intends to drill two vertical wells to a depth of approximately 17,000 feet in the Movico Field within 12 months after this offering.

Cotton Valley intends to deepen two wells from approximately 8,000 feet to approximately 10,000 feet in the Alden Field within 12 months of this offering.

         Cotton Valley intends to exercise its option on the offshore California property, retain an 11.8% working interest and sell the remainder of its interest to industry participants. Management does not expect to exercise the option until the end of 1998 at the earliest. See "Management's Discussion and Analysis or Plan of Operation--Fiscal Year 1996 and Fiscal Period 1995."

Liquidity and Capital Resources

         As of March 31, 1997, Cotton Valley had a working capital deficiency of $1,142,292 calculated by subtracting accounts payable of $710,184 and the current portion of long-term debt of $586,049 from current assets of $153,941. Included in accounts payable is $230,000 representing an unpaid part of the purchase price of the Movico Field which is not due until others who hold an interest in the property decide to commence drilling. The current portion of long-term debt is described in the following paragraph.

         Approximately $600,000 of the estimated net proceeds of this offering will be used to repay certain liabilities and part of the debt that Cotton Valley incurred to acquire its Texas and Alabama properties. The original principal amount of the debt on the Texas properties was $1,086,050, of which approximately $816,000 was outstanding as of March 31, 1997. $586,000 of this debt bears interest at 12.0% and matures on July 17, 1997. The remaining $230,000 does not bear interest and is payable upon transfer of title. Management anticipates it will be able to extend the payment term on the balance of the debt until sufficient cash from operations is generated. Certain debt holders have agreed to accept Units in exchange for $600,000 of indebtedness.

         During the first nine months of fiscal 1997, Cotton Valley purchased oil and gas interests in the Alden Field, Caddo County, Oklahoma for $416,328. Cotton Valley paid $35,000 in the second and $381,328 in the third quarter of fiscal 1997 and $40,000 will be paid to purchase additional interests during the fourth quarter of fiscal 1997.

        In the first part of 1995, Cotton Valley investigated raising approximately $4,000,000 by way of equity financing. Advisors to Cotton Valley suggested this amount was too small for U. S. equity markets and further suggested that the funds be raised in Canada.

         Cotton Valley arranged with Majendie Securities Ltd., a Canadian investment banker, to raise approximately $4,000,000 in the Canadian market by way of a private placement of Cotton Valley's securities. An agreement was made to merge Cotton Valley with Arjon Enterprises Inc., a Canadian public company, so that after the merger, Cotton Valley's securities could trade in Canada, providing private placement investors with liquidity. Cotton Valley also applied to have its shares listed on the Toronto Stock Exchange. Cotton Valley intended to use the $4,000,000 to reduce debt on its properties and to provide funds to drill wells in the Cheneyboro Field. Future drilling would have been funded from operations.

         The private placement, which occurred during April through June 1996, raised only $2,089,872. This amount was insufficient to qualify for a Toronto Stock Exchange listing or to commence exploitation of Cotton Valley's properties.

         Cotton Valley will require additional cash between the date this Registration Statement is filed and the date net proceeds of its offering are received. Management is currently taking the following steps:


          -    it has encouraged warrant holders to exercise warrants,

          - it is actively seeking participation from other oil and gas companies to fund part of the Cheneyboro Field development,

          - it is in negotiation with three parties for debt financing, in the nature of a "bridge loan" to be repaid with net proceeds of its intended U.S. offering, and

          - it has entered into an agreement with Liviakis Financial Communications, Inc. of Sacramento, California ("Liviakis") which includes a provision whereby Liviakis has purchased 500,000 of the Company's shares for $375,000.

         Management believes a combination of the above steps will provide liquidity until this offering is completed. There is no assurance management will be successful.

         Cotton Valley has paid $350,000 on the purchase of the Alden Field. Management expects to pay the outstanding amount of the Alden Field purchase of $40,000 from cash generated from operations.

         Cotton Valley has entered into an agreement with a foreign investor to privately place up to $Cdn 600,000 of shares of Common Stock and Warrants at the lower of $Cdn 2.25 per share or the daily average closing price from January 30, 1997 to the date the final payment is made for purchase of the interests in the Alden Field.

         Cotton Valley currently anticipates that the net proceeds of this offering will be sufficient to satisfy its operating cash requirements for at least 12 months following the consummation of this offering. No assurance can be given, however, that Cotton Valley will not require additional financing sooner than currently anticipated.

         The net proceeds of this offering and the anticipated sale of an interest in the offshore California property will not be sufficient to fully develop the properties. If the cash flow generated from the first five wells is less than expected, the development of properties may require capital resources greater than the net proceeds of this offering or resources otherwise currently unavailable to Cotton Valley. Cotton Valley has no current arrangements with respect to, or sources of, additional financing. No assurance can be given that any additional financing will be available to Cotton Valley on acceptable terms or at all. The inability to obtain additional financing would have a material adverse effect on Cotton Valley, including requiring Cotton Valley to curtail significantly its development of the properties. Any additional financing may involve substantial dilution to the interests of Cotton Valley's then existing shareholders.

Estimated Reserves

         The carrying value of Cotton Valley's oil and gas properties is supported almost entirely by proved undeveloped reserves. Cotton Valley emphasizes that reserve estimates of new discoveries or undeveloped properties are more imprecise than those of producing oil and gas properties. Accordingly, these estimates are expected to change materially as future information becomes available.

                                   THE COMPANY

         Cotton Valley is a development stage, independent oil and gas exploration, production and development company. It was incorporated in Ontario, Canada, originally as Cotton Valley Energy Limited, on February 15, 1995. Cotton Valley was formed, and its present name adopted, on June 14, 1996, as a result of the merger of Cotton Valley Energy Limited and Arjon Enterprises Inc., both Ontario corporations. Arjon Enterprises Inc. was a Canadian public company formed more than 50 years ago to operate a gold mine. At the time of the merger, Arjon Enterprises Inc. had not engaged in business for more than 25 years, it had no material liabilities, and its only asset was a Cotton Valley Energy Limited debenture in the amount of $146,300. The shareholders of Arjon Enterprises Inc. received 686,551 shares of Cotton Valley common stock in the merger, representing 7.5% of Cotton Valley's then outstanding common stock. Cotton Valley accounted for the merger as a purchase. See "Certain Relationships and Related Transactions."

         Cotton Valley has four wholly owned subsidiaries, Cotton Valley Energy Corporation ("CV Energy"), a Nevada corporation, Cotton Valley Operating Company ("CV Operating"), a Texas corporation, CV Trading Company ("CV Trading"), a Nevada corporation, and Cotton Valley Energy, Inc. ("CVEI"), an Oklahoma corporation, all of which were recently incorporated. CV Energy holds non-producing oil and gas properties in Texas and agreements and options to acquire oil and gas properties in Texas, Alabama and offshore California. Cotton Valley acquired all of the shares of CV Energy on June 30, 1995, in a one-for-one share and warrant exchange. Because Cotton Valley had no substantive activity before this transaction, the acquisition was accounted for as a recapitalization of Cotton Valley with CV Energy's net assets. CV Trading was formed to engage in gas trading and transportation projects. CV Operating was formed to operate oil and gas wells. Neither CV Operating nor CV Trading has commenced operations at this time. CVEI was formed to own and operate the Alden Field and commenced operations on March 3, 1997. See "Business and Properties-Alden Field."

         Cotton Valley intends to reincorporate in Canada's Yukon Territory during 1997. Under Yukon Territory law, Cotton Valley's board of directors need not be comprised of a majority of Canadian residents as currently required under Ontario law. Since Cotton Valley's principal offices, management and properties are located in the United States, Cotton Valley believes it is advantageous to have a majority of U. S. directors. Cotton Valley may in the future continue from the Yukon Territory to the State of Wyoming. Management believes there are no significant differences in corporate law concerning material shareholder rights between the Province of Ontario, Yukon Territory and the State of Wyoming. Cotton Valley will not proceed with the reincorporation until after completion of this offering, and after filing a registration statement with the SEC, and after having obtained the approval of Cotton Valley's stockholders.



                             BUSINESS AND PROPERTIES

Business Strategy

         Cotton Valley's business strategy is to continue to increase reserves and commence and increase production and cash flows by concentrating on:

          o Acquiring properties, or companies with properties, with development and exploration opportunities and/or significant cost reduction potential, none of which has been identified as of the date of this prospectus;

          o    Developing  existing  reserves  through  low-risk   developmental
               drilling or recompletion programs capitalizing on reserves left behind pipe in existing well bores by major oil companies;

          o Exploring for new reserves utilizing state-of-the-art technology, including horizontal drilling, to reduce exploration risk;

          o Concentrating on focused geographic areas to achieve operating and technical efficiencies; and

          o    Maintaining   financial   flexibility   to  take   advantage   of
               development and acquisition opportunities as they develop.

Properties

Cheneyboro Field

         Cotton Valley owns or has options to acquire approximately 6,700 net acres of producing and non-producing oil and gas leases (with options and rights of first refusal to acquire additional leases) in the Cheneyboro Field of Navarro County, Texas. Cotton Valley has entered into an Area of Mutual Interest ("AMI") Agreement with a number of unaffiliated parties covering approximately 33,000 acres in and around the Cheneyboro Field. Cotton Valley has the right to acquire up to a 75% working interest in any new lease acquired by any of the other parties to the AMI Agreement.

         The Company has acquired its interest in the Cheneyboro Field through the issuance of 3,252,533 common shares and 460,567 Class A warrants (hereinafter described), and by agreement to pay $1,086,049, of which approximately $500,000 has been paid. The remaining $586,049 is collateralized by the properties, bears interest at 12% per annum payable quarterly, and is due July 17, 1997.

         The Cheneyboro Field is located 17 miles southeast of Corsicana, Texas, in Navarro County. This field is productive in the Cotton Valley Limestone formation (also called the "Cotton Valley Lime") at a vertical depth of approximately 9,500 feet. Field development continued following the initial discovery in 1978 into the early 1980s, eventually encompassing an area 12 miles long and 5 miles wide (approximately 30,000 acres). Between 1978 and 1987, the Cheneyboro Field produced approximately 3.0 million Bbl of oil from 69 vertical wells, representing an average of approximately 45,000 Bbl per well. Some of the vertical wells have produced over 100,000 Bbl, indicating better drainage where the wells penetrated the fracture system. In 1987, the Tarrant County Water Authority expropriated approximately 20,000 acres of this field. Producing wells were plugged and abandoned to permit construction of the Richland/Chambers Creek Reservoir, a water supply project for Tarrant County and the City of Fort Worth, Texas.

         The Cotton Valley Lime reservoir at Cheneyboro is highly fractured. The primary objective reservoir rock is an oolitic carbonate grainstone of Jurassic age that was deposited on a Paleozoic shelf break. Subsequent pullout of the deeper Louann Salt caused extensive fracturing. The salt withdrawal left the residual field structure as simple regional dip. Hydrocarbon trapping occurs as a result of the high degree of fracture density bounded by areas of non-permeability. Core and log analyses indicate the presence of 2.5 to 4.5% oil saturated matrix porosity in the field.
Vertical wells in this reservoir produce 42(degree) API oil.

         Cotton Valley believes that horizontal drilling techniques will lead to higher initial rates and better recovery efficiencies than those experienced in the original vertical well completions. Since the majority of the field is under water, directional drilling from the shoreline is anticipated. Based on analogy to horizontal drilling in fractured limestone reservoirs in other areas, increased productive capacity and ultimate reserves are anticipated relative to historical, vertical per well averages.

         The Company is unaware of any regulatory restrictions on drilling near the reservoir. The Company will build the normal retaining walls around its drilling and storage sites to prevent oil spills from spreading. The Company intends drilling to a depth of approximately 9,500 feet while the deepest point in the Richland/Chambers Creek Reservoir is approximately 100 feet. Consequently, the Company does not anticipate any special risks associated with drilling near a reservoir.

         When the field was first developed, several shallower zones tested hydrocarbons at commercial rates. Due to the expropriation of the field, these zones were not developed. The Cretaceous Rodessa, Glen Rose, Pettit and Travis Peak intervals may also prove productive in the field area.

         Gas from these wells is expected to be connected to one of several pipelines in the area.

        Horizontal Drilling. Horizontal drilling begins with drilling in the normal manner (vertically) to a point above the objective formation. From that point, the hole is directionally deviated until the bit is drilling generally horizontally in the producing zone. Directional drilling technology has advanced to the point that the drill-bit can be kept in one geological horizon for many hundreds of feet away from the vertical well bore. It is no longer necessary to strike a localized fracture zone accurately with a vertical well. Instead, a well can be drilled horizontally through an area where fractured zones are known to exist with a greater chance of encountering the vertical fractures. A single horizontal well can encounter several localized fracture zones.

         Horizontal drilling was first developed over 20 years ago, and has been used successfully in oil and gas fields as diverse as those located in West Virginia, the North Sea, Saskatchewan, Argentina, Prudhoe Bay and South Texas, to extract oil and gas where vertical drilling is impossible or uneconomical. Horizontal drilling has also increased production of oil and gas from fields with thin pay zones, low permeability sands, vertical fractured reservoirs, discontinuous formations and reservoirs with gas and water coning problems. High angle directional drilling has been performed extensively onshore in California to reach bottom holes in congested cities or harbors where vertical drilling would not be feasible. Horizontal drilling has been used extensively offshore to drill many wells from one platform.

Movico Field

         Cotton Valley owns a 25% interest in 1,145 acres of oil and gas leases (with an AMI covering an additional 6,000 acres of leases) in the Movico Field of Mobile County, Alabama.

         The Company acquired its interest in the Movico Field through the issuance of 623,424 common shares and 77,928 Class A warrants and by agreement to pay $230,000. The cash is payable at a final closing date dependent upon when unrelated third parties, who also hold an interest in the Movico Field, decide to commence drilling.

         Movico Field was discovered in 1982 when The Superior Oil A.M. Hill Unit 39 #3 was completed at 16,909 feet. This well is productive from two zones in the Smackover for a total of 4,488 Bbl per day of sweet crude and 3,200 Mcf per day of gas. During its first 12 months, this well produced over 485,000 Bbl. Commercial production from October 1983 through December 1992 was 1,584,514 Bbl of oil and 1,500,000 Mcf of gas, and the well is still producing. Subsurface and geophysical data suggest that the fault block that the discovery well occupies has been largely unexploited and that two to four locations remain to be drilled. Seismic data indicates that the productive wells are located downdip and that 200-300 feet of structure can be gained to the discovery well by a properly located offset well.

         Movico Field is located on a salt anticline on the west side of the Mobile Graben (Jackson-Mobile fault system). The structure at the Smackover level traps on an upthrown fault closure against Haynesville, evaporates on regional west dip and is bounded by a large down to the east regional fault that trends in a north-south direction. This large fault and regional dip are documented by subsurface, seismic and gravity data. Subsurface mapping demonstrates the fault to have a displacement of more than 2,400 feet. The seismic data show this fault on each of the dip lines and each dip line also shows strong west dip. Regional gravity data also delineate this fault and the eastern boundary of the field.

         Regionally, the Smackover is a dolomitic limestone facies and at Movico Field has porosities and permeabilities that average 16% and 55 millidarcies, respectively. Porosities as high as 25% and over 200 millidarcies permeability have been found in a well located 700 feet downdip of the proposed location. All wells surrounding the proposed location have reservoir grade porosity ranging from 42 feet to over 70 feet thick.

         More production can occur in the Smackover formation where the porosity intervals found in the offsetting wells increase in quality and thickness updip on the crest of the structure. Reservoir porosity within the Smackover is generally best developed and enhanced on the crest of structures that have been formed by swelling salt pillows. In Smackover fields that surround Movico Field, namely Hatter's Pond (203 Million Mcf + 49 million Bbl), Chunchula (207 Million Mcf + 52 million Bbl), Chatom (135 Million Mcf + 15 million Bbl) and Jay Field ( 491 Million Mcf + 380 million Bbl), porosity and permeability reach maximum development at or near their structural crests and typically decrease on the flanks. At Movico Field, management expects the best developed reservoir rock to occur 200-300 feet updip to the offsetting wells based on results in the neighboring fields. Development of this porosity could create a

Smackover net pay section of over 100 feet. Thick pay sections of over 80 feet occur in Chunchula, Hatter's Pond and Chatom Fields.

         The primary force of hydrocarbon flow at Movico Field is water drive. The water drive systems in the Smackover are slow-acting and are usually recognized after several years of production. Water drive systems usually maintain near original bottom hole pressures and show an increasing proportion of water and consistent gas/oil ratios. The Movico Smackover reservoirs act differently due to variations in porosity and permeability. Migrating fluids follow pathways that are often indirect and tortuous, slowing down the migration process. Porosity logs, micrologs and conventional cores from wells within Smackover producing fields always show differences in Smackover reservoir porosity and quality with some correlative zones of porosity and other inconsistent zones.

         In the case of a newly-discovered Smackover oil reservoir, an initial period of relatively high production occurs due to original reservoir pressure and some gas coming out of solution. After several months, the flush production begins a sloping decline as reservoir pressure around the well decreases. This decline in pressure is caused because fluids cannot be replaced near the well as quickly as they are extracted (as a result of the tortuous pathways) by migrating oil and water that lie at an increasing distance from the well. After several years, production will decline to a rate equal to the slow encroachment of the water drive. Reservoir pressure and production will stabilize as the water drive takes effect. The well will then produce at a fairly constant rate for 5-15 years. Bottom hole pressures at the well bore (not in the entire reservoir) will drop to 20%-50% of their original pressure and then level off. The proportion of water will increase and the gas/oil ratio will remain slightly above or below its initial ratio. Reservoir pressure at Movico was 8,900 pounds per square inch initially and currently is calculated at 8,000 pounds per square inch.

         Reservoir performance of this kind can only be understood after long periods of production. The sloping decline in production and bottom hole pressure can be mistaken for a solution gas or depletion drive in the early stages of production. Reserve estimates commonly are made early in the life of the well before decline curves flatten out. As a result, reserves may be underestimated initially and revised frequently over time as the wells produce more and last longer than predicted.

         Porosity in the Movico Field averages 16% with an average water saturation of 28% in the Unit 39 #3 well. Better reservoir rock is found at Movico Field than at Hatter's Pond, and the rock in the Unit 39 #3 is capable of producing substantially more fluid than a typical well at Hatter's Pond Field. This data also allows a more accurate estimation of recoverable reserves at Movico based on volumetrics.

         Cotton Valley plans to drill the first well from the surface location used for the Superior Oil Hill Unit #9 well. This well was plugged after producing 166,209 Bbl of oil from a bottom hole location very near the oil/water contact. The location will be approximately 4,500 feet north of the Hill Unit 39 #3 well that has produced more than 1.6 million Bbl of oil and is still producing. By using the existing location and the nearby pipeline used for the plugged Hill Unit #9 well, cost is expected to be substantially reduced and the pipeline will feed the entire well production into the Movico processing plant 3,500 feet to the north. Proximity to the existing pipeline and the processing plant minimizes downtime loss and expense for constructing surface production facilities. The plant can process 15,000 Bbls of oil per day and 20,000 Mcf of gas per day. It currently handles less than 400 Bbls of oil per day.

         Cotton Valley's second drilling target is the Norphlet Formation at 17,000 feet, which lies directly below the Smackover Formation. The highest Norphlet penetration is in the Superior Unit 16 well (8,500 feet south) that encountered the sands approximately 200 feet downdip of the crest. A mudlog show of oil was recorded in this well from the Norphlet sands but production has not been established from this interval in the field. Several Smackover-Norphlet fields in Alabama and Mississippi have Norphlet pay located at the highest structural crest of the field. In addition, Norphlet discoveries have been made years after the initial Smackover discovery and full development of the field. Womack Hill, Nancy and Goodwater are fields that have deeper pay in the Norphlet but were discovered years later as deeper drilling on the crestal structure occurred within these Smackover Fields. Many Norphlet field wells recover 1 million Bbl per well. Norphlet production is found at Hatter's Pond Field and Chunchula Field located south and southwest of Movico Field. Cotton Valley estimates that, based upon such production, potential reserves for the Norphlet under its acreage are 3.2 million Bbl of oil and 3.2 Million Mcf of gas.

Sword Unit

         The Company has entered into option agreements to acquire a working interest in the Sword Unit, Offshore Santa Barbara, California. The Company has paid $400,00 as of June 30, 1996. To complete the option and acquire the working interest, the Company must pay $8,000,000 in cash and $4,000,000 in marketable securities ( which may consist of the Company's common shares) on closing sometime in 1998 or later, and participate in a $4,000,000 letter of credit to fund development. The option has been recorded at a cost of $400,000, plus the Company's share of environmental studies and other costs of $38,247 for a total of $438,247.

         There is no assurance that the Company will have the financial resources to acquire any part of the working interest.

         The Company plans to sell part of its option to purchase 51.8% of the Sword Unit working interest and retain 11.8%. The remaining 40% working interest will be sold to industry participants. No assurance can be given that the Company will be successful in selling all or part of the 40% for satisfactory terms or conditions. The Company will also evaluate equity trades and production sharing agreements to reduce or eliminate direct development cost. Upon purchase of the Conoco interest in the Sword Unit, the original option owner is entitled to an overriding royalty interest of 3 1/3% proportionally reduced as to Conoco's interest, on all leasehold interests being acquired. The net revenue remaining to the Company will be 80% of its working interest. The Company cannot exercise its option under the Option Agreement unless it, and its syndicate of co-owners, are acceptable to the Minerals Management Service.

         In addition to factors discussed below, the Company is aware of an anti-drilling sentiment in California. This may make it difficult for the Company to sell part of its option or to find the necessary financing to participate in the project. It is possible that the Company may need to record an impairment in value of its option at some time.

         The Sword Unit is located 10 miles off Point Conception, Santa Barbara County, California, 800 to 1,800 feet underwater, at the juncture of the Santa Barbara Channel and the offshore Santa Maria Basin. It is on a large anticline covering approximately 7,800 acres of area and lies immediately south of the Point Arguello oil field operated by Texaco and Chevron.

         Two successful wells have been drilled and tested on the structure. The discovery well, the P-0322 #1, was drilled to a depth of 9,343 feet and tested in 1983. The P-0320 #2, which was drilled to determine the size of field, was drilled to a depth of 8,478 feet and tested in 1985. Both of these wells tested Monterey zones at high rates. A 3-D seismic survey has been shot, delineating the structure in great detail. The Upper Miocene fractured Monterey pay is 800 feet thick at the crest and 1,200 feet thick on the flanks and is encountered at approximately 7,000 feet. Proved recoverable reserves in the Sword Unit are estimated to be 314 million Bbl of oil and 397 million Mcf of gas.

         The Sword Unit lies almost wholly within the Sword Field, which consists of all or portions of each of four adjacent federal leases.

         The Santa Barbara Channel and the offshore Santa Maria Basin are the seaward portions of geologically well-known onshore basins with over 90 years of production history. These offshore areas were first explored in the Santa Barbara Channel along the nearshore 3-mile strip controlled by the state. New field discoveries in Pliocene and Miocene age reservoir sands led to exploration into the federally controlled waters of the outer continental shelf ("OCS"). Eight OCS lease sales conducted between 1966 and 1984 have resulted in the discovery of an estimated two billion Bbl of oil and three trillion cubic feet of gas. Of these totals, some 600 million Bbl of oil and 600 billion cubic feet of gas have been produced and sold. OCS production is approximately 200,000 Bbl of oil and 200 million cubic feet of gas per day.

         Most of the early offshore production was from Pliocene age sandstone reservoirs. The more recent developments are from the highly fractured zones of the Miocene age Monterey Formation. The Monterey is productive in both the Santa Barbara Channel and the offshore Santa Maria Basin. It is the principal producing horizon in the Point Arguello and Hondo (Santa Ynez Unit) fields. Because the Monterey is capable of relatively high productive rates, the Hondo field, which has been on production since late 1981, has already surpassed 100 million Bbl.

         California's active tectonic history over the last few million years has formed the large linear anticlinal features which trap the oil and gas. Marine seismic surveys have been used to locate and define these structures offshore. Recent seismic surveying utilizing modern 3-D seismic technology, coupled with exploratory well data, has greatly improved knowledge of the size of planned reserves in development and in fields for which development is planned.

         Currently, 17 platforms are producing from nine fields in the Santa Barbara Channel and offshore Santa Maria Basin OCS. At least 10 additional fields may be brought into production during this decade. The number of platforms needed to develop these fields will be less than required in the past. Implementation of extended high-angle to horizontal drilling methods will result not only in the reduction of platforms, but also in the total number of wells drilled. Use of these new drilling methods and seismic technologies will enhance environmental protection and improve development economics. At present, four major Sword area facilities are producing significant volumes of oil and gas from seven platforms, making this area one of the more significant oil and gas producing provinces in the United States.

         The northeast-southwest trend of the Sword structure lies at a right angle to the general trend of the other structural features in the Arguello-Conception area. Sword Field is on a large regional feature known as the Amberjack Ridge. The Monterey formation is draped across this cretaceous feature and is thicker on its flanks than on its crest. This draping, in conjunction with the extremely strong tectonic activity of the California area, have resulted in the very brittle Monterey formation being highly fractured.

         Because the Sword anticline is structurally less complicated than many of the nearby features, it can be mapped with greater confidence. The existing conventional and 3-D seismic data sets provide an excellent base for definitive mapping.

         Most offshore California Monterey wells average 1,500-2,000 Bbl of oil per day of sustained production for many years. This is unusual for fractured reservoirs, which often have high initial rates that decline very rapidly. Some Monterey wells at the offshore Hondo and South Ellwood fields have produced as much as nine million Bbl of oil in less than ten years and are still producing substantial daily volumes.

         The Company is aware of publicly reported information that Chevron Corporation recently announced its intention to end all offshore California crude oil production between 1999 and 2001. The Company notes that Chevron included information in its September 30, 1996 quarterly report that crude oil production from the Point Arguello project, offshore California, had continued to decline rapidly, and that Chevron was reviewing options for the project, including unitization with an adjoining field and development of an overall abandonment strategy.

         Chevron's announcement may make it more difficult for the Company to find industry participants willing to purchase part of the Company's option and may make future financing of the project more difficult.

      The Sword Unit lease owners as well as the other non-producing lease owners in the area are presently under a voluntary suspension of operations agreement with the Minerals Management Service. This agreement suspends any leasing, exploratory drilling and/or new platform installation permits through 1998 while the California Offshore Oil and Gas Energy Resources ("COOGER") study is being completed and evaluated. This study will evaluate the impact of different levels of offshore oil and gas development on the adjacent onshore communities. While the suspension of operations agreement is in effect, the Minerals Management Service has waived rental payments on the affected leases. When the suspension agreement expires, permitting will begin and normal offshore exploration drilling and platform installation plans will be started. The COOGER study will be used in the permitting process and has been designed as a common "database" for use by the Minerals Management Service, Oil and Gas Operators and County Governmental agencies. The COOGER study results may make permitting more difficult, and compliance with COOGER study findings may make production more expensive. The Company's option expires 30 days after either the termination of the suspension of operation agreement (recently extended to December 31, 1998) or the end of the COOGER study, whichever is later.

      The regulatory framework within which the Company will develop the Sword Field consists of: (a) Federal Offshore Lease and Administration, including approvals of the development plan of the property; (b) a Federally- mandated environmental impact statement; (c) State of California regulations with respect of transport of oil and gas through state waters and the air emissions from offshore and onshore facilities;
(d) Santa Barbara County regulations with respect to the construction and operation of onshore facilities. Permits and approvals from all three government levels will be required to complete the development of the field and bring it into operation.

      The first three miles off the shore of the coastline are administered by each state and are known as "State Waters". Within State Waters offshore Santa Barbara County, the State of California regulates oil and gas leases, drilling, and the installation of permanent and temporary production facilities. Because the Sword Field is located outside and beyond the State Waters in the OCS, the offshore area beyond the three-mile limit, leasing and drilling at Sword are not regulated by the State of California. However, to the extent that the production from Sword would be transported to a shore side facility from the field through the State Waters, the Company's pipeline (or other transportation facilities) would be subject to California State regulations. Construction and operation of the pipeline would require permits from the State. State regulations also govern the construction and operations of shore side facilities such as terminals, pumping stations, water separation facilities, and water disposal, all of which require a comprehensive permitting process.

      Santa Barbara County, through its Board of Supervisors, also has a significant impact on the method and timing of any offshore field development through its concurrent regulation of the construction and operation of shore side facilities.

      Leasing, lease administration, development, and production with the OCS all fall under Federal regulation administered by the Minerals Management Service of the Department of the Interior ("MMS"). Due to political opposition, the Federal Government has not issued new OCS leases in the Santa Barbara area within the past ten years and is unlikely to do so in the near future. This means that any infrastructure for common use by the different operators of existing leases in the Santa Barbara OCS will have to rely solely on what is already in place and what would be built to accommodate a limited number of now known, but undeveloped, properties and cannot take into account the future growth of infrastructure from new discoveries and a high level of exploratory activity. For these reasons, the development of any existing property in the OCS, including Sword, would be much more expensive and take longer than similar projects located in a mature and still growing offshore province such as the U.
S. Gulf Coast.

      Thus, the value of the proved undeveloped reserves, if acquired by the Company upon exercise of the option, will be significantly lower than if the same reserves were located onshore in a less environmentally sensitive area of the United States that could be developed sooner. Although prices are not currently regulated, they have been in the past and could be regulated in the future. Also the rate of production could be affected by Minerals Management Service regulations, which could also lower the value of the property.

      Cotton Valley currently does not have the capital, manpower, or technical resources to exploit the Sword leases successfully, assuming exercise of the option. In order to effectively develop the Sword leases at the 51.8% working interest level, the Company would require significant recapitalization and reorganization or would have to seek a merger with, or become a subsidiary of, a much larger oil and gas company having significantly larger resources. The Company's current strategy for development of Sword is to retain only that portion of the 51.8% it feels it will be able to financially and technically support over the next five years (currently estimated at 11.8%) and seek joint venture partners to participate in and operate the remainder. Due to the factors discussed above relating to regulation and environmental compliance, the Santa Barbara OCS is an area that many large independent oil and gas producers have avoided, and the task of locating appropriate joint venture partners will be difficult. If unsuccessful in financing the project or finding partners by the time the option expires at the end of 1998, the Company may be forced to drop its option and take a write-off of up to $500,000.

      Alden Field

      On December 10, 1996, Cotton Valley entered into agreements to purchase all of the interests held by the Homestake Company and certain other parties in the NE Alden Field, Caddo County, Oklahoma for an aggregate purchase price of $390,000. On March 3, 1997, Cotton Valley paid $350,000 of the purchase price and completed substantially all of the transaction. The properties, consisting of approximately 550 net acres of oil and gas leases, seven producing oil and gas wells, three injection wells and five shut in wells, contain proved developed and undeveloped net reserves of approximately 200,000 Bbl of oil and 1,600,000 Mcf of gas, and significant probable reserves which have not been quantified. Working interest in the wells ranges from 50% to 100% and the net revenue interest is at least 75% of the working interest.

      Located approximately 65 miles southwest of Oklahoma City, Oklahoma, the field was discovered in 1956 and initially tested for 771 barrels of oil and 608 Mcf of gas per day from the Bromide formation at a depth of approximately 8,900 feet. Since the discovery, the Bromide has been developed and is now a unitized water flood consisting of four producing wells and three water injection wells. The remaining wells have been completed in other zones above and below the Bromide. Gas from the field is transported through a one- mile gathering system, an 82% interest in which is included in the purchase price. The gathering system is connected to a pipeline, access to which is available to Cotton Valley. Cotton Valley has entered into negotiations to purchase the remaining 18% of the pipeline.

      Cotton Valley began operating the field on March 3, 1997. Production began at 22 Bbl of oil and 360 Mcf of gas per day and increased to 87 Bbl of oil and 621 Mcf of gas per day on March 26, 1997. These production figures are gross; Cotton Valley's interest is approximately 75%.

      In addition to the current production, there are also potential zones either behind existing wells, or reachable by deepening existing well bores. During 1997, Cotton Valley expects to complete a number of workovers of the existing wells to improve production from existing zones and to open new zones for additional production and reserves. Closing of the acquisition took place in stages during February and March, 1997, with the final stage estimated to occur before June 30, 1997. Cotton Valley intends to complete the purchase with funds derived from working capital on hand, proceeds from the exercise of existing options or warrants, and/or project financing from commercial sources.


Title of Properties

       Cotton Valley follows industry practice when acquiring undeveloped properties on minimal title investigation. A title opinion is obtained before drilling begins on the properties. Title opinions cover approximately 36% of Cotton Valley's Texas properties and all of its Oklahoma properties. Cotton Valley's properties are subject to royalty interests, liens incident to operating agreements, liens for current taxes and other burdens that Cotton Valley believes do not materially interfere with their use or value. Cotton Valley may incur additional expenses in obtaining titles or doing remedial work on the titles, but in the opinion of management these expenses would not be material.

Oil and Gas Reserves

      Cotton Valley's reserves consist primarily of proved undeveloped reserves located in Texas, Alabama, and proved and probable reserves in Oklahoma. Reserve estimates were made using industry-accepted methodology including extrapolation of performance trends, volumetrics, material balance and statistical analysis of analogs. The evaluator's professional judgment and experience were used to select the most appropriate method and to determine the reasonableness of the results. The estimates were made in accordance with oil and gas reserve definitions promulgated by the SEC.

         The following table summarizes Cotton Valley's estimated net proved oil and gas reserves as of June 30, 1996. The Cheneyboro Field was evaluated by K&A Energy Consultants, Inc. and the Movico Field was evaluated by Wendell & Associates.

                                                 Reserves by State

Item                                       Texas(1)                Alabama(2)                 Total
----                                       --------                ----------                 -----
Reserves
    Proved producing
       Oil (Bbl)                               93,327                  0                        93,327
       Gas (Mcf)                              279,979                  0                       279,979
    Proved undeveloped
       Oil (Bbl)                           4,200,812                 481,843                 4,682,655
       Gas (Mcf)                          12,602,434                 573,440                13,175,874
Estimated future net revenues before
income taxes
    Proved producing                      $ 1,618,891                  $ 0                 $ 1,618,891
    Proved undeveloped                    $88,924,623              $9,119,922              $98,044,615
                                          -----------              ----------              -----------
       Total                              $90,543,514              $9,119,922              $99,663,506
                                          ===========              ==========              ===========
Estimated future net revenues before
income taxes discounted at 10%
    Proved producing                      $ 1,129,799                  $0                  $ 1,129,799
    Proved non-producing                  $60,149,064              $5,982,903              $66,131,967
                                          -----------              ----------              -----------
       Total                              $61,278,863              $5,982,903              $67,261,766
                                          ===========              ==========              ===========

      ---------------------
      (1)        Prices based on $21.21 per Bbl of oil and $2.09 per Mcf of gas.
      (2)        Prices based on $21.46 per Bbl of oil and $2.66 per Mcf of gas.


      The reserve data set forth in this prospectus are only estimates. Numerous uncertainties are inherent in estimating oil and gas reserves and their values, including many factors beyond the control of the producer. Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers often vary. In addition, estimates of reserves are subject to revision by the results of later drilling, testing and production. Accordingly, reserve estimates often differ from the quantities of oil and gas ultimately recovered. The meaningfulness of estimates is highly dependent upon the accuracy of the assumptions upon which they are based.

      In general, oil and gas production declines as reserves are depleted. Except to the extent that Cotton Valley acquires proven reserves or succeeds in exploring and developing its own reserves, or both, Cotton Valley's proven reserves will decline as they are produced. Cotton Valley's future oil and gas production is, therefore, highly dependent upon its ability to acquire or develop additional reserves.

         In December 1996, Cotton Valley acquired proved developed and proved undeveloped reserves in Alden Field in Caddo County, Oklahoma. These reserves are not included in the above table.

 Acreage

      The following table provides information regarding Cotton Valley's undeveloped leasehold acreage as of June 30, 1996. Acreage in which Cotton Valley's interest is limited to royalty, overriding royalty and similar interests is excluded.


                          Developed Acreage           Undeveloped Acreage
                          -----------------           -------------------
                        Gross            Net        Gross             Net
                        -----            ---        -----             ---

Cheneyboro Field          820            820          4,660          4,180
Movico Field               0              0           1,145            286

Competition

      Competition in the oil and gas industry is intense generally. Cotton Valley believes that price is the determinative factor in competition for drilling prospects, equipment and labor. Major and independent oil and gas companies and syndicates actively bid for desirable oil and gas properties and equipment and labor required to operate and develop them. Many of Cotton
Valley's competitors have substantially greater financial resources and exploration and development budgets than those of Cotton Valley. Cotton Valley expects difficulty in competing for future drilling prospects.

Markets

      General. Oil and gas operating revenues are highly dependent upon prices and demand for oil and production. Numerous factors beyond Cotton Valley's control can impact the prices of its oil and gas. Decreases in oil and gas prices would have an adverse effect on Cotton Valley's proved reserves, revenues, profitability and cash flow.

      Cotton Valley has not engaged in any crude oil and gas price swaps or other hedging transactions to reduce its exposure to price fluctuations. It may, however, engage in such transactions from time to time as management deems advisable.

      Gas Sales. Cotton Valley has not produced or sold any significant volume of gas. It has arranged to sell gas produced in the Cheneyboro Field through an existing gathering system and pipeline. Management believes that gas produced in the Movico Field can be sold through an existing pipeline.

      Oil Sales. Cotton Valley expects to sell its oil production under short-term arrangements at prices no less than the purchaser's posted prices for the respective areas less standard deductions. Numerous buyers are expected to be available for Cotton Valley's oil.

Regulation

      Oil and gas exploration, production and related operations are heavily regulated by federal and state authorities. Failure to comply with applicable law can result in substantial penalties. The cost of regulatory authorities will increase Cotton Valley's cost of doing business and affect its profitability. Regulation of oil and gas activities has changed many times. Consequently, Cotton Valley is unable to predict the future cost or impact of complying with such laws. Texas and Alabama require drilling permits and bonds and operating reports and impose other burdens relating to oil and gas exploration and production. Both states also require conservation measures, including pooling of oil and gas properties, establishing maximum production rates from oil and gas wells, and spacing, plugging and abandoning wells. These laws limit the rate at which oil and gas can be produced from Cotton Valley's properties.

      The transportation and sale of gas in interstate commerce is regulated by United States law and the Federal Energy Regulatory Commission.

Environmental

      Cotton Valley's operations will be subject to extensive federal, state and local environmental regulation. Permits are required for various operations to be undertaken by Cotton Valley, and these permits are subject to revocation, modification and renewal by issuing authorities. Increasingly strict requirements may be imposed by environmental laws and enforcement policies. Cotton Valley does not anticipate material capital expenditures to comply with environmental laws.

Operating Hazards and Uninsured Risks

      The acquisition, development, exploration for, and production, transportation and storage of, crude oil, gas liquids and gas involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Cotton Valley's operations are subject to all of the risks normally incident to drilling gas and oil wells, operating and developing gas and oil properties, transporting, processing, and storing gas, including encountering unexpected formations or pressures, premature reservoir declines, blow-outs, equipment failures and other accidents, craterings, sour gas releases, uncontrollable flows of oil, gas or well fluids, adverse weather conditions, pollution, other environmental risks, fires and spills. Oil production requires high levels of investment and has particular economic risks, such as retaining wall failure, fires, explosions, gaseous leaks, spills and migration of harmful substances, any of which can cause personal injury, damage to property, equipment and the environment, and result in the interruption of operations. Cotton Valley is also subject to deliverability uncertainties related to the proximity of its reserves to pipeline and processing facilities and the inability to secure space on pipelines that deliver oil and gas to commercial markets. Although Cotton Valley maintains insurance in accordance with customary industry practice, it is not fully insured against all of these risks, nor are all such risks insurable. Losses resulting from the occurrence of these risks could have a material adverse impact on Cotton Valley. See "Business and Properties."

Facilities

      Cotton Valley leases approximately 1,900 square feet of office space at 8350 North Central Expressway, Suite M2030, Dallas, Texas 75206, at an annual base rental of approximately $44,500. Management believes that Cotton Valley's offices will satisfy its needs for the foreseeable future.

Employees

      As of March 31, 1997, Cotton Valley had seven employees. Four employees are executive officers, two are administrative and one works in the field. Cotton Valley uses contract services in its oil and gas field operations. Cotton Valley also uses consultants to evaluate company projects, reserves and other oil and gas assets for potential acquisitions.

Legal Proceedings

      As of the date of this prospectus, Cotton Valley is not a party to any legal proceedings.

Recent  Developments

         Cotton Valley has entered into an agreement with the holder (the "Noteholder") of approximately $600,000 of secured indebtedness, to exchange Units for the outstanding indebtedness. If each Unit contains six or more shares of Common Stock, the exchange will be at face value of the Units. If each Unit contains fewer than six shares of Common Stock, the exchange will be made as if each Unit contained six shares of Common Stock. In connection with the exchange, the Noteholder will release its lien on approximately 3,000 net acres of oil and gas leases in the Cheneyboro Field.

         Cotton Valley has made arrangements with a Texas investment partnership to establish a line of credit in the maximum amount of $1,000,000 to be secured by the oil and gas leases upon release by Euro Coach. Principal use of the funds drawn under the line of credit will be to pay Cotton Valley's share of the cost of drilling the first two wells at Cheneyboro, both of which would be on the leases securing the line of credit. The terms include interest at 10% per annum, a primary term of eighteen months and a small overriding royalty carved out of the leases securing the debt.

         These can be no assurance that both transactions described above will be closed, and, if closed, will be on final terms and conditions substantially in accordance with those described above.

                                   MANAGEMENT

Directors and Executive Officers

Cotton Valley's directors and executive officers are:


Name                          Age     Position
----                          ---     --------
Eugene A. Soltero              54     Chairman of the Board and Chief Executive
                                      Officer
James E. Hogue                 60     Director, President and Chief Operating
                                      Officer
Peter Lucas                    43     Senior Vice President and Chief Financial
                                      Officer
C. Ronald Burden               54     Senior Vice President of Exploration
Wayne T. Egan(1)               32     Director
Michael Kamis                  44     Director
Richard J. Lachcik(2)          38     Director
--------------------
(1)  Member, Audit Committee
(2)  Member, Compensation Committee


      Eugene A. Soltero has served Cotton Valley as a director since February 1995. He was President from February 1995 to July 1996 and has been Chairman and Chief Executive Officer since January 1996. He has been Chairman and Chief Executive Officer of CV Trading since May 1995. From March 1994 to February
1995, Mr. Soltero was President and Chief Executive Officer of Cimarron Resources, Inc., an independent gas production company. From August 1991 to March 1994, he was Chairman of the Board, President and Chief Executive Officer of Aztec Energy Corporation, a publicly-held independent oil and gas production company. In June 1994, Aztec Energy Corporation entered into bankruptcy proceedings. Mr. Soltero has served as Chief Operating Officer and/or Chief Executive Officer for private and public oil and gas companies for more than 20 years, including directing the formation and growth of start-up companies. Early in his career, he was trained at Sinclair Oil Corporation in exploration and production management, served as Manager of Planning for Texas International Petroleum Corporation, and Petroleum Economist for DeGolyer and MacNaughton, petroleum exploration and production consultants. Mr. Soltero is a member of the Society of Petroleum Engineers, a member and former director of the Independent Petroleum Association of America and the Texas Independent Producers and Royalty Owners. He has also served, on two separate terms, as a director of the Independent Petroleum Refiners Association of America. He is a master's graduate of the Massachusetts Institute of Technology in business (where he was awarded the Sinclair Fellowship in Petroleum Economics) with an undergraduate engineering degree from The Cooper Union. Mr. Soltero is a registered professional engineer in the State of Texas.

      James E. Hogue became President, Chief Operating Officer and a director of Cotton Valley in July 1996 and he served as Chairman of CV Energy from February 1995 to January 1996 and Chairman of CV Trading from May 1995 to January 1996. He became President of CV Energy and CV Operating in January 1996. Mr. Hogue also has been director, President and major shareholder of Third Coast Capital, Inc., a venture capital company, since 1988. Since 1991, Mr. Hogue has served as President of Martex Oil and Gas, Inc. In 1983, Mr. Hogue formed Mayco Petroleum, Inc., for which he served as President until 1988. Early in his career, Mr. Hogue served as a driller for Leatherwood Company and as a core engineer for Sargent Diamond Bit, Inc. Subsequently, Mr. Hogue became President and major shareholder of a diamond bit manufacturing company. In the late 1970s, Mr. Hogue served for four years as President of Union Crude Oil Company, an exploration and drilling company, and for two years as Vice President of Independent Producers Marketing Company, a crude oil supply and transportation company. Mr. Hogue has participated in drilling or furnishing services for over 3,000 wells in Texas, Oklahoma, New Mexico, Louisiana and Colorado.

      Peter Lucas became Senior Vice President and Chief Financial Officer of Cotton Valley and all of its subsidiaries in August 1995. From May 1992 to July 1995, Mr. Lucas served as Chief Financial Officer to Canmax, Inc., a publicly traded company that developed software for oil and gas retailers. Mr. Lucas is a member of the Canadian Institute of Chartered Accountants. Mr. Lucas received his tax and accounting training at Coopers & Lybrand, which he left in

1984 to form his own tax practice. Six years later, Mr. Lucas' practice was merged into Coopers & Lybrand, with whom he was a partner until April 1992. He holds a bachelor of commerce degree from the University of Alberta.

      C. Ronald Burden joined Cotton Valley in April 1996. From July 1994 until he joined Cotton Valley, Mr. Burden served as Petroleum Geologist for Texakoma Oil and Gas in Dallas, Texas. He was an independent oil and gas consultant from September 1993 to July 1994. From November 1990 to September 1993, Mr. Burden was Exploration Manager for Enron Oil and Gas Corp. at Tyler, Texas. He has spent the past 25 years developing and managing oil and gas exploration projects in West Texas, Alaska, offshore Texas, offshore Louisiana, South Texas and particularly specializing in recent years in the East Texas Basin. Mr. Burden is a member of the American Association of Petroleum Geologists. He is a graduate of Texas Tech University with a master's degree in Geology.

      Wayne T. Egan is a partner with Weir & Foulds in the securities law section for more than the past five years. He holds an L.L.B. from Queen's University and a Bachelor of Commerce from the University of Toronto, and is a member of the Canadian Bar Association. Weir & Foulds serves as Cotton Valley's corporate counsel. See "Legal Matters."

      Michael Kamis has served Cotton Valley as a director since November 1996. Mr. Kamis has a Bachelor of Science degree in Petroleum Engineering from the University of Wyoming. He has held increasingly responsible positions throughout the world with oil and gas producers and service companies. Currently and continuously since 1985, Mr. Kamis serves as president of Apex Energy Consultants, Inc., of Calgary, Alberta, which provides reserve and economic evaluations to the petroleum industry and financial institutions. In this capacity, Mr. Kamis has managed reservoir and production studies in Canada, Southeast Asia, Europe, North Africa, Central America, Australia, and the U.S.

      Richard J. Lachcik has practiced law with the Toronto law firm of Weir & Foulds since 1988. He currently serves as the partner in charge of the securities law section. Mr. Lachcik is a graduate of Queen's University with an L.L.B., holds a B.A. from the University of Toronto, and is a member of the Ontario Bar. Weir & Foulds serves as Cotton Valley's corporate counsel. See "Legal Matters."

Audit Committee

      Cotton Valley's board of directors has established an Audit Committee to be comprised entirely of independent directors. The functions of the Audit Committee are to make recommendations to the board of directors regarding the engagement of Cotton Valley's independent accountants and to review with management and the independent accountants Cotton Valley's financial statements, basic accounting and financial policies and practices, audit scope and competency of accounting personnel. Members of the Audit Committee are appointed annually by the board of directors and serve at the discretion of the board of directors until their successors are appointed or their earlier resignation or removal.

Compensation Committee

      Cotton Valley's board of directors has established a Compensation Committee to be comprised entirely of independent directors. The functions of the Compensation Committee are to review and recommend to the board of directors the compensation, stock options and employment benefits of all officers of Cotton Valley, to administer Cotton Valley's employee stock option plan, to fix the terms of other employee benefit arrangements and to make awards under such arrangements. Members of the Compensation Committee are appointed annually by the board of directors and serve at the discretion of the board of directors until their successors are appointed or their earlier resignation or removal.

Director Compensation

      Directors who are not Cotton Valley employees receive $500 per meeting of the board and $500 per committee meeting not held on the same date as a board meeting. Directors are permitted to accept stock in lieu of cash. Employee directors receive no extra compensation for service on the board.

Executive Compensation

      The following table sets forth the compensation paid or to be paid to Cotton Valley's executive officers, directly or indirectly, for services rendered in all capacities for the period from inception to June 30, 1995, and fiscal 1996:




                                   SUMMARY COMPENSATION TABLE

                                                            Annual Compensation(1)
      Name and Principal Position             Year                   Salary          Other Annual
      ---------------------------             ----                   ------          ------------
                                                                                     Compensation
                                                                                     ------------
Eugene A. Soltero, Chairman of the            1996                 $115,000                $0
   Board and Chief Executive Officer          1995                  $25,000                $0

James E. Hogue, President and Chief           1996                 $115,000                $0
   Operating Officer                          1995                  $25,000                $0

Peter Lucas, Senior Vice President            1996                 $101,500                $0
   and Chief Financial Officer                1995                    $0                   $0

C. Ronald Burden, Senior Vice                 1996                  $22,000                $0
   President of Exploration                   1995                    $0                   $0

--------------------------
(1) Certain of Cotton Valley's executive officers receive personal benefits in addition to salary. The aggregate amounts of these benefits, however, do not exceed the lesser of $50,000 or 10% of the total annual salary reported for the executives.

      Cotton Valley does not have employment contracts with any of its executive officers.

      The following table sets forth information regarding options granted to executive officers under Cotton Valley's employee stock option plan in fiscal 1996:


                                      Option Grants in Last Fiscal Year
(Individual Grants)

                             Number of               Percent of Total
         Name         Securities(1) Underlying      Options Granted to         Exercise or      Expiration
                         Options Granted        Employees in Fiscal Year       Base Price         Date
                         ---------------        ------------------------       ----------         ----
Eugene A. Soltero             200,000                      25.0%                  $1.83        July 1, 2000
James E. Hogue                200,000                      25.0%                  $1.83        July 1, 2000
Peter Lucas                   200,000                      25.0%                  $1.83        July 1, 2000
C. Ronald Burden              200,000                      25.0%                  $1.83        July 1, 2000

    ----------------------
    (1)           Shares of common stock


      The following table sets forth information regarding the value of unexercised options held by executive officers as of June 30, 1996. No options were exercised during fiscal 1996.

                 Aggregated Option Exercises in Last Fiscal Year
                        and Fiscal Year-End Option Values

                           Number of Securities(1) Underlying    Value of Unexercised In-the-Money
                              Unexercised Options at FY-End            Options at FY-End
Name                             Exercisable/Unexercisable        Exercisable/Unexercisable
----                             -------------------------        -------------------------
Eugene A. Soltero                    200,000/0                                 $0/$0
James E. Hogue                       200,000/0                                 $0/$0
Peter Lucas                          200,000/0                                 $0/$0
C. Ronald Burden                     200,000/0                                 $0/$0

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      In February 1995, Cotton Valley issued a total of 1,840,001 shares to Eugene A. Soltero and James E. Hogue for pre-incorporation services to Cotton Valley. In December 1995, Cotton Valley issued an additional 80,000 shares of common stock each to Eugene A. Soltero and James E. Hogue for pre-incorporation services. In December 1995, Cotton Valley issued 150,000 shares of common stock each to Peter Lucas and C. Ronald Burden for post-incorporation services to Cotton Valley.

      During the year ended June 30, 1996, Cotton Valley granted to senior employees options that enable the employees to purchase 800,000 common shares of Cotton Valley for $1.83 per share until July 1, 2000.

      During the years ended June 30, 1996 and 1995, Cotton Valley paid management fees to two corporations controlled by senior officers of Cotton Valley, aggregating $160,000 and $50,000, respectively. In addition, Cotton Valley has received advances from these two companies which total $171,709 at June 30, 1996. As of March 31, 1997, $149,710 of the advances remained outstanding. The advances are unsecured and without interest and are payable after June 30, 1997.

      During the years ended June 30, 1996 and 1995, Cotton Valley purchased legal services in the approximate amounts of $40,000 and $50,000, respectively, from Weir and Foulds. Most of the legal services are provided by Richard Lachcik and Wayne Egan, directors of Cotton Valley.

      The foregoing transactions were on no less favorable terms than could have been obtained from unaffiliated third parties. Any future transactions between Cotton Valley and its affiliates will be approved by a majority of disinterested directors and will be on terms no less favorable to Cotton Valley than those which could be obtained from unrelated third parties.

                             PRINCIPAL SHAREHOLDERS

      The following table sets forth certain information regarding beneficial ownership of Cotton Valley's common stock as of May 23, 1997, and as adjusted to reflect the sale of Units in this offering, by (i) each person who "beneficially" owns more than 5% of all outstanding shares of common stock, (ii) each Cotton Valley director and executive officer, and (iii) all directors and executive officers of Cotton Valley as a group. Except as otherwise indicated, all persons listed below have (i) sole voting power and investment power with respect to their common stock except to the extent that authority is shared by spouses under applicable law, and (ii) record and beneficial ownership of their shares.
Percentages in the table "After This Offering" do not assume exercise of Warrants.


                                             Amount and Nature of              Percentage of Outstanding
                  Name                       Beneficial Ownership                    Common Stock
                  ----                       --------------------                    ------------
                                                                       Currently         After This Offering
                                                                       ---------         -------------------
Eugene A. Soltero (1)                            2,955,199 (4)              23.9%                20.9%
James E. Hogue (1)                               2,985,199 (5)              24.2%                21.1%
Peter Lucas (1)                                    350,000 (6)               2.9%                 2.5%
C. Ronald Burden (1)                               390,000 (7)               3.2%                 2.8%
Wayne T. Egan (2)                                   50,000 (8)               0.4%                 0.4%
Michael Kamis (3)                                   50,000 (8)               0.4%                 0.4%
Richard J. Lachcik (2)                              50,000 (8)               0.4%                 0.4%
All directors and executive officers
   as a group (seven persons)                    6,830,398 (9)              51.8%                45.6%

Royal Trust Corporation (10)                       750,000                  6.2%                  5.4%
Liviakis Financial Communications,               2,237,000 (11)             18.4%                16.0%
   Inc.(11)

                  ---------------------------


(1) The address of Messrs. Soltero, Hogue, Lucas and Burden is 8350 North Central Expressway, Suite M2030, Dallas, Texas 75206.

(2) The address of Messrs. Egan and Lachcik is Suite 1600, 2 First Canadian Place, Toronto, Ontario, Canada M5X 1J5

(3) The address of Mr. Kamis is Suite 700, 816-8 Avenue SW, Calgary, Alberta, Canada T2P 3P2.

(4) Includes 200,000 shares of common stock subject to an employee stock option and the following shares, beneficial ownership of which is disclaimed:
     710,000 shares of common stock owned by the Soltero Family Limited Partnership, 256,000 shares of common stock and 83,333 warrants owned by Mr. Soltero's wife and 1,640,866 held as attorney under a voting trust agreement. See "Principal Shareholders--Voting Trust Agreement."

(5) Includes 200,000 shares of common stock subject to an employee stock option and the following shares, beneficial ownership of which is disclaimed:
     740,000 shares of common stock owned by the Hogue Family Limited Partnership, 241,000 shares of common stock and 83,333 warrants held by Mr. Hogue's wife and 1,640,866 held as attorney under a voting trust agreement. See "Principal Shareholders--Voting Trust Agreement."

(6) Includes 200,000 shares of common stock subject to an employee stock option and 75,000 shares owned by Mr. Lucas' wife, beneficial ownership of which is disclaimed.

(7) Includes 200,000 shares of common stock subject to an employee stock option.

(8)  Includes 50,000 shares of common stock subject to an employee stock option.

(9) Includes 1,116,666 shares subject to options or warrants and 3,281,732 held as attorney under a voting trust agreement.

(10) The address of Royal Trust Corporation Inc. is Royal Bank Plaza, 200 Bay Street, Toronto, Ontario, Canada M5J 2J5.

(11) Includes 100,000 shares to be issued for services, and the following shares, beneficial ownership of which is disclaimed: 125,000 shares owned by an officer of Liviakis. The address of Liviakis Financial Communications, Inc. is 2420 'K' Street, Sacramento, CA 95816.

Liviakis

      Cotton Valley entered into an agreement effective November 7, 1996 and ending January 2, 1998 with Liviakis Financial Communications, Inc. of Sacramento, California ("Liviakis"). Liviakis will advise and assist in the development and implementation of materials to inform the financial community about Cotton Valley, introduce Cotton Valley to the financial community, assist in dissemination of news releases and investor relations materials, assist in presentations to stockholders, brokers, dealers and others, respond to public inquiries, conduct meetings, review corporate strategy and identify acquisition candidates. Liviakis will play no role in this offering. In consideration of Liviakis' services, Cotton Valley has sold a total of 500,000 shares of its common stock to Liviakis and an officer of Liviakis for $.75 per share and agreed to issue 1,490,000 shares of its common stock, of which 1,390,000 shares have been issued, to Liviakis. Cotton Valley also granted Liviakis and an officer of Liviakis warrants to purchase 500,000 shares of its common stock from January 2, 1998, until November 8, 2001, at $.80 per share. Liviakis will receive no cash compensation or reimbursement. Based on the value of Cotton Valley's stock on The Canadian Dealing Network at the time the contract was negotiated, Cotton Valley will record an expense of $1,087,700 during the year ended June 30, 1997. Liviakis has agreed to vote its shares for directors nominated by Messrs. Soltero and Hogue.

Voting Trust Agreement

      Unaffiliated parties that transferred their interests in the Texas and Alabama properties to Cotton Valley in exchange for securities provided a Power of Attorney to Eugene A. Soltero and James E. Hogue to vote 3,281,732 shares of common stock held by such property contributors in the attorneys' discretion between January 1, 1996, and January 1, 2001. Each property contributor may transfer to unrelated third parties the common stock subject to the Voting Trust Agreement at any time. The Power of Attorney provided by each of the property contributors to Messrs. Soltero and Hogue expires with respect to the common stock transferred by any property contributor.

                            DESCRIPTION OF SECURITIES

General

      Cotton Valley is authorized to issue an unlimited number of shares of Common Stock, without par value, and an unlimited number of shares of preferred stock, without par value, issuable in series. As of the date of this prospectus, Cotton Valley's issued and outstanding capital securities consist of 12,061,272 shares of Common Stock and 3,467,906 options and warrants to acquire Common Stock (including 600,000 shares of Common Stock to be issued to Liviakis Financial Communications, Inc. for cash and services). After giving effect to this offering, the capitalization of Cotton Valley will consist of 12,061,272 shares of Common Stock, maximum 300,000 Units 1,800,000 shares of Common Stock and 1,800,000 Warrants underlying the Units, 980,000 employee stock options and 1,887,906 options and warrants issued in Canadian financings and 600,000 shares to be issued to Liviakis Financial Communications, Inc. In addition, the Placement Agents will be issued Warrants to purchase up to 30,000 Units at a price equal to 120% of the initial public offering price per Unit. See
"Principal Shareholders", "Description of Securities--Other Options and Warrants," "Plan of Placement" and note 5 of Notes to Financial Statements.

      Cotton Valley's common shares trade "over-the-counter" on NASD's bulletin board under the symbol "CTVYF" and "over-the-counter" in Canada on The Canadian Dealing Network under the symbol "CVZC". Cotton Valley has applied for listing of its Common Stock on the Toronto Stock Exchange.

Units

      Each Unit consists of six shares of Common Stock and six Warrants. The Common Stock and the Warrants will be immediately separated from the Units upon issue.

Common Stock

      Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of shareholders. They are entitled to receive dividends when and as declared by the board of directors out of legally available funds and to share ratably in the assets of Cotton Valley legally available for distribution upon liquidation, dissolution or winding up.

      Holders of Common Stock do not have subscription, redemption or conversion rights, nor do they have any preemptive rights. The Common Stock underlying the Units offered by this prospectus will be, when issued and paid for, fully paid and nonassessable.

      Holders of Common Stock do not have cumulative voting rights, which means that the holders of more than half of all voting rights with respect to Common Stock and Preferred Stock can elect all of Cotton Valley's directors. The board of directors is empowered to fill any vacancies on the board of directors created by resignations, subject to quorum requirements.

      All shareholder action is taken by vote of a majority of voting shares of the capital stock of Cotton Valley present at a meeting of shareholders at which a quorum (a majority of the issued and outstanding shares of the voting capital stock) is present in person or by proxy. Directors are elected by a plurality vote.

      For certain fundamental changes, the corporate legislation under which Cotton Valley was formed may require each class of outstanding stock to vote separately.

      As of April 15, 1997, Cotton Valley had 1,375 record holders of its common stock, 244 of whom have United States addresses.

Preferred Stock

      Cotton Valley's articles of amalgamation authorize its board of directors to issue an unlimited number of preferred shares in one or more series and to fix the rights, priorities, preferences, qualifications, limitations and restrictions, including the dividend rates, conversion rates, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any terms of the designation of such series, without any further vote or action by the shareholders. Issuing preferred shares could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of the Common Stock.

      Cotton Valley has no present plans to issue any preferred stock. Pursuant to Policy 5.2 issued by the Ontario Securities Commission, Cotton Valley may not issue any preferred stock without the advance written consent of the Ontario Securities Commission.

Warrants

      Each Warrant entitles the holder to purchase one share of Common Stock for $2.08 (125% of the offering price) per share until April 30, 2000. The Warrants are immediately exercisable and are transferable separately from the Common Stock.

      The Warrants do not confer upon the holder any voting, dividend or other rights of a stockholder of Cotton Valley.

      The Warrants are subject to redemption by Cotton Valley after October 1, 1997, upon 30 days written notice, at a price of $0.01 per Warrant provided that the closing sale or bid price per share of Cotton Valley Common Stock equals or exceeds $4.16 (250% of the offering price) per share for 20 of 30 consecutive trading days ending within 15 days of the date notice of redemption is given.

      Cotton Valley must have a currently effective registration statement on file with the Securities and Exchange Commission in order for a Warrant holder to be able to exercise his Warrants. Cotton Valley will endeavor to maintain such current effective registration. Necessarily there can be no assurance that Cotton Valley will, at all times during the life of the Warrants, be able to maintain such registration, and in the event it is unable to do so, the Warrants will not then be exercisable. Additionally, the exercise of the Warrants is subject to the requirement that the Common Stock issuable upon exercise be registered or qualified for sale under applicable state securities laws in the states where Warrant holders reside. There can be no assurance that Cotton Valley will be able to comply with applicable state laws where all Warrant holders reside.

Other Options and Warrants

Employee Stock Options. Cotton Valley is authorized to issue shares of Common Stock under its employee stock option plan to employees, officers, directors, consultants and other service providers, provided that insiders must not in aggregate hold options exceeding 10% of the outstanding shares. As of the date of this prospectus, options have been granted to acquire a total of 980,000 shares for $1.83 per share. These options expire in 1999 and 2000.

Canadian Financings. In connection with financing activities completed in Canada and the acquisition of Arjon, Cotton Valley granted options and warrants as reflected in the table below. At April 30, 1997, 1,887,906 options or warrants were outstanding. Each option or warrant entitles the holder to purchase one share of common stock at the prices set forth in the table.


     Number          Exercise Price $ Cdn      Exercise Price US $        Expiration Date
     ------          --------------------      -------------------        ---------------
        1,329,485           $2.75                     $2.00             December 31, 1997
          100,000           $2.25                     $1.64                April 30, 1998
           91,755           $2.25                     $1.64             December 31, 1997

          366,666           $1.00                     $0.73             December 31, 1999

Liviakis

      In connection with a financial consulting agreement, the Company granted warrants to Liviakis Financial Communications, Inc. of Sacramento, California to purchase 500,000 shares of Common Stock for $.80 per share from January 2, 1998 until November 7, 2001. The Company has reserved for issuance an additional 100,000 shares of Common Stock to be earned under the Liviakis Consulting Agreement.

Transfer Agent and Registrar

      The transfer agent and registrar for Cotton Valley's common stock is Equity Transfer Services Inc., Toronto, Ontario, Canada. Cotton Valley intends to appoint Continental Stock Transfer and Trust Company of Jersey City, New Jersey, as United States transfer agent.

                       SECURITIES ELIGIBLE FOR FUTURE SALE

      Upon completion of this offering, maximum 13,861,272 shares of Common Stock, including the maximum 1,800,000 shares of Common Stock underlying the Units, (but not underlying the Warrants) will be outstanding. All shares sold in this offering will be freely transferable without restriction or further registration under the Securities Act. However, shares purchased by an affiliate (in general, a person who is in a control relationship with Cotton Valley) will be subject to the limitations of Rule 144 promulgated under the Securities Act. 9,204,318 shares of Common Stock are registered on Form 20-F and currently eligible for sale without restriction. This does not include shares held by affiliates. Subject to the limitations of Rule 144, restricted securities will be freely transferable upon expiration of the applicable one-year holding period and other provisions. In addition, Cotton Valley has granted 3,467,906 warrants or options to purchase Common Stock. See "Capitalization," "Management" and "Principal Shareholders."

      Under Rule 144 as currently in effect, a person (or persons whose shares are aggregated with those of others) whose restricted shares have been fully paid for and meet the rule's one-year holding provisions, including persons who may be deemed affiliates of Cotton Valley, may sell restricted securities in brokers' transactions or directly to market makers, provided the number of shares sold in any three-month period is not more than the greater of 1% of the total shares of Common Stock then outstanding (approximately 130,000 shares of Common Stock immediately after this offering) or the average weekly trading volume for the four calendar week period immediately prior to each such sale. After restricted securities have been fully paid for and held for two years, restricted securities may be sold by persons who are not affiliates of Cotton Valley without regard to volume limitations. Restricted securities held by affiliates must continue, even after the two-year holding period, to be sold in brokers' transactions or directly to market makers, subject to the volume limitations described above.

      Prior to this offering, a very limited public market has existed for any of the Securities in the United States. No predictions can be made as to the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. The sale, or availability for sale, of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices.

      Cotton Valley intends to file a registration statement under the Securities Act covering shares of Common Stock available for issuance under the employee stock option plan. See "Description of Securities--Other Options and Warrants--Employee Stock Options." Such registration statement relating to the employee stock option plan is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. As of the date of this prospectus, 980,000 shares are subject to outstanding options under the employee stock option plan.

                        CERTAIN INCOME TAX CONSIDERATIONS

Canadian Federal Income Tax Considerations for United States Residents

      The following is a summary of certain of the Canadian federal income tax considerations which will generally be applicable to holders of common stock ("U.S. residents") who are residents of the United States for the purposes of the Canada-United States Income Tax Convention (1980) ("the Convention") and are not residents of Canada for the purposes of the Income Tax Act (Canada) ("the Canadian Tax Act"), who deal at arm's length with Cotton Valley for the purposes of the Canadian Tax Act and who do not use or hold and are not deemed to use or hold such common stock in, or in the course of, carrying on a business in Canada. This summary is based upon the current provisions of the Canadian Tax Act and the regulations thereunder, proposed amendments thereto publicly announced by the Minister of Finance, Canada, prior to the date hereof, and the provisions of the Convention as in effect on the date hereof.

      This summary is of general nature only and is not intended to be legal or tax advice to any particular U.S. resident. Accordingly, U.S. residents should consult with their own tax advisors for advice with respect to their own particular circumstances.

      A U.S. resident will not be subject to tax in Canada on any capital gain realized on a disposition of the Securities unless the value of the Securities constitutes "taxable Canadian property" of the U.S. resident and the value of the Securities is derived principally from real property situated in Canada. The value of these Securities is not derived principally from real property situated in Canada.

      Dividends paid or credited or deemed to be paid or credited to a U.S. resident in respect of the common stock will generally be subject to Canadian withholding tax. The Income Tax Act (Canada) requires 25% tax withholding from any dividends paid or deemed to be paid to non-Canadian shareholders. However, under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by Cotton Valley to a resident of the United States is (i) 6% with respect to dividends paid in 1996 and 5% thereafter if the beneficial owner of the dividends is a company which owns at least 10% of the voting stock of Cotton Valley, and (ii) 15% in all other cases.

United States Federal Income Tax Considerations

      The following is a general description of the material United States federal income tax consequences applicable to U.S. holders of the Securities. The following discussion deals only with Securities held as a capital asset by U.S. holders. It does not deal with special situations, such as those of foreign persons, dealers in securities, financial institutions, life insurance companies, holders whose "functional currency" is not the United States dollar, or certain "straddle" or hedging transactions. A "U.S. holder" is (i) a citizen (not resident in Canada pursuant to the convention) or resident of the United States, (ii) a corporation created or organized under the laws of the United States or any state thereof (including the District of Columbia) or (iii) a person otherwise subject to United States federal income tax on its worldwide income. Prospective purchasers are urged to consult their tax advisors regarding the particular tax consequences arising under any state or local law.

      The gross amount of a distribution with respect to common stock will include the amount of any Canadian federal income tax withheld and will be includible in gross income as a taxable dividend to the extent of Cotton Valley's current and accumulated earnings and profits (calculated under United States tax principles), as a return of capital to the extent in excess of such earnings and profits and not in excess of the holder's tax basis in the common stock, and as capital gain to the extent of any balance. Dividends will not be eligible for the dividends-received deduction. Holders generally will be entitled, subject to certain limitations, to a credit against their United States federal income tax for Canadian federal income taxes withheld from such dividends. Holders may claim a deduction for such taxes if they do not elect to claim such foreign tax credit.

      If a dividend distribution is paid in Canadian dollars, the amount includible in income will be the United States dollar value, on the date of receipt, of the Canadian dollar amount distributed. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be ordinary income or loss.

      The sale of common stock will generally result in the recognition of gain or loss in an amount equal to the difference between the amount realized on the sale and the holder's adjusted basis in such common stock. Gain or loss upon the sale of the common stock will be long-term or short-term capital gain or loss, depending on whether the common stock has been held for more than one year.

      Special rules are applicable to United States persons holding stock in a "passive foreign investment company" (PFIC), any foreign corporation of which at least 75% of its gross income for the taxable year is passive income (the "Income Test") or at least 50% by value of the assets it holds during the taxable year produce or are held for the production of passive income (the "Asset Test"). For that purpose, "passive income" includes the excess of gains over losses from certain commodities transactions, including certain transactions involving oil and gas. Gains from commodities transactions, however, are generally excluded from the definition of passive income if "substantially all" of a merchant's, producer's or handler's business is as an active merchant, producer or handler of such commodities.

      Cotton Valley believes it is not currently and will not become a PFIC. However, the application of the PFIC provisions of the Internal Revenue Code of 1986, as amended (the "Code"), to oil and gas producers is somewhat unclear. Therefore, no assurance can be made regarding the PFIC status of Cotton Valley.

      If Cotton Valley were a PFIC, a U.S. holder of common stock would be subject to a special tax regime with respect to certain dividends and with respect to gain on a disposition of such shares (including a gift or pledge of shares). Such income would be allocated ratably over the holder's holding period for the shares, would be taxed, in the year of dividend or disposition, at ordinary income tax rates (using the highest tax rate in effect for each period to which the income is allocated), and would be subject to an interest charge reflecting the deferral of tax from the year to which the income was allocated to the year of dividend or disposition.

      Purchasers of Units are urged to consult their tax advisors regarding the potential application of the matters described above.

                                PLAN OF PLACEMENT

      Cotton Valley will offer the Securities offered hereby only by its officers and directors and through licensed securities dealers (the "Placement Agents") in the United States who are members of the National Association of Securities Dealers, Inc. ("NASD"), pursuant to the terms and subject to the conditions contained in an agreement (the "Selling Agreement") between Cotton Valley and the Placement Agents. A ten percent (10%) commission shall be paid to the Placement Agents.
         Cotton Valley has agreed to pay the Placement Agents a nonaccountable expense allowance of 1.8% of the gross amount of the Units sold by them (maximum $54,000 upon the sale of the Units offered). Each Placement Agent's expenses in excess thereof will be paid by such Placement Agent. To the extent that the expenses of the placement are less than that amount, such excess shall be deemed to be additional compensation to the Placement Agents.

Payment and Delivery

         Payment for Units sold through Placement Agents shall be made to Cotton Valley as set forth in the Selling Agreement which includes an order form for Placement Agents ("Placement Agents' Order Form"). Payments for Units sold directly by officers and directors of Cotton Valley shall be made to the Company at the address shown in the "Direct Purchase Order Form" which may be obtained from Cotton Valley by calling (214) 363-1968. Within ten business days of receipt of good funds and an order form, Cotton Valley shall accept or reject the order in whole or in part. If rejected, the funds will be immediately returned. If accepted, Cotton Valley shall issue a Treasury Direction to its transfer agent to issue and send the certificates as directed in the order form. Placement Agents may deduct their commissions and non-accountable expense allowance when sending in clients' orders. Any commissions and non-accountable expense allowances payable not deducted from payments made for Units will be remitted by Cotton Valley to Placement Agents within five business days after acceptance of the order.

Placement Agents' Warrants

      Upon the closing of this offering, Cotton Valley has agreed to sell to the Placement Agents, for nominal consideration, 30,000 Warrants (the "Placement Agents' Warrants"). The Placement Agents' Warrants are exercisable at 120% of the public offering price per Unit for a two-year period commencing one year from the date of this offering. The Placement Agents' Warrants may not be sold, transferred, assigned or hypothecated for a period of one year from the date of this offering except to the officers of the Placement Agents and their successors and dealers participating in the offering and/or their partners or officers. The Placement Agents' Warrants will contain antidilution provisions providing for appropriate adjustment of the number of shares subject to the Placement Agents' Warrants under certain circumstances. The holders of the Placement Agents' Warrants have no voting, dividend or other rights as shareholders of Cotton Valley with respect to shares underlying the Placement Agents' Warrants until the Placement Agents' Warrants have been exercised.

      For the term of the Placement Agents' Warrants, the holders thereof will be given the opportunity to profit from a rise in the market value of Cotton Valley's shares, with a resulting dilution in the interest of other shareholders. The holders of the Placement Agents' Warrants can be expected to exercise the Placement Agents' Warrants at a time when Cotton Valley would, in all likelihood, be able to obtain needed capital by an offering of its unissued shares on terms more favorable to Cotton Valley than those provided by the Placement Agents' Warrants. Such facts may adversely affect the terms on which Cotton Valley can obtain additional financing. Any profit realized by the Placement Agents on the sale of the Placement Agents' Warrants or shares issuable upon exercise of the Placement Agents' Warrants may be deemed additional compensation.

Indemnification

      The Selling Agreement provides for indemnification between Cotton Valley and the Placement Agents against certain civil liabilities, including liabilities under the Securities Act. In addition, the Placement Agents' Warrants provide for indemnification among Cotton Valley and the holders of the Placement Agents' Warrants and underlying shares against certain civil liabilities, including liabilities under the Securities Act and the Securities Exchange Act of 1934.

Determination of Offering Price

      The initial public offering price was determined by negotiation between Cotton Valley and certain Placement Agents. The factors considered in determining the public offering price include Cotton Valley's business potential and earnings prospects, the oil and gas industry and the general condition of the securities markets at the time of the offering and the closing bid price of Cotton Valley's Common Stock on May ___, 1997. The offering price does not bear any relationship to Cotton Valley's assets, revenue, book value, net worth or other recognized objective criteria of value. The number of shares of Common Stock into which Units may be converted, and the exercise price of the Warrants, was determined by negotiation between Cotton Valley and certain Placement Agents.

Toronto Stock Exchange

      Cotton Valley has applied to list its Common Stock on the Toronto Stock Exchange. No assurance can be given that the Securities will be listed, that a market for the Securities will develop or, if it does develop, that it will be maintained.

                        LIMITATIONS ON DIRECTOR LIABILITY

      Under the securities law of the Province of Ontario, a right of action is given for damages for a "misrepresentation" contained in a prospectus at the time of purchase against every director of the issuer at the time the prospectus or its later amendment was filed. A misrepresentation is defined to mean an untrue statement of material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. Every person who purchases the security offered by the prospectus during the period of distribution is deemed to have relied upon the misrepresentation if it was a misrepresentation at the time of purchase.

      The general defense available for directors to such an action is proof by the director that the purchaser purchased the securities with knowledge of the misrepresentation. In addition, specific defenses are available to directors provided a director can demonstrate that the prospectus was filed without the director's knowledge and consent and reasonable general notice was given on becoming aware of the filing. In addition, a director may also avoid liability for a misrepresentation in a prospectus if the director did not believe, as to the non-expertised portion of the prospectus, that a representation is false or misleading, and if the director conducted a reasonable investigation so as to provide reasonable grounds for belief that there had been no misrepresentation (the due diligence defense).

      A director of Cotton Valley is also subject to potential liability under the Ontario Business Corporations Act ("OBCA"). The OBCA requires every director of a corporation in exercising the director's power and discharging the director's duties to act honestly and in good faith with a view to the best interests of the corporation. In addition, every director of a corporation is required in exercising his or her powers and discharging his or her duties to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Failure to meet these duties will result in a director becoming liable for actions taken on behalf of the corporation. A director may be indemnified by a corporation against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal or administrative action or proceeding to which the director is made a party by reason of being or having been a director of the corporation, if the director acted honestly and in good faith with a view to the best interests of the corporation.



                                  LEGAL MATTERS

      The validity of the issuance of the Securities offered hereby will be passed upon for Cotton Valley by Weir & Foulds, 2 First Canadian Place, Toronto, Ontario, Canada M5X 1J5. Certain legal matters will be passed upon for the Placement Agents by Maurice J. Bates, L.L.C., 8214 Westchester, Suite 500, Dallas, Texas 75225.

                                     EXPERTS

      The financial statements of Cotton Valley at June 30, 1996, and for the period then ended appearing in this prospectus have been audited by Hein + Associates, LLP, independent certified public accountants, as set forth in their report appearing elsewhere in this prospectus, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

      The reserve report of K&A Energy Consultants, Inc. of the proved reserves and future net revenues attributable to Cotton Valley's properties in the Cheneyboro Field and the reserve report of Wendell & Associates of the proved reserves and projected estimated future production and revenue for the Movico Field summarized in this Prospectus, have been so included in reliance upon the authority of such firms as experts in petroleum engineering.

                             ADDITIONAL INFORMATION

Cotton Valley has filed with the SEC a registration statement on Form SB-2 under the Securities Act with respect to the Securities. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement as permitted by applicable SEC rules and regulations. Statements in this prospectus about any contract, agreement or other document are not necessarily complete. With respect to each such contract, agreement or document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by this reference.

      The registration statement may be inspected without charge and copies may be obtained at prescribed rates at the SEC's public reference facilities at Judiciary Plaza, 450 Fifth Street, NW, Room 1024, Washington, DC 20549, or on the Internet at http://www.sec.gov. Copies of the registration statement may also be inspected without charge at the SEC's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. In addition, copies of the registration statement may be obtained by mail, at prescribed rates, from the SEC's Public Reference Branch at 450 Fifth Street, NW, Washington, DC 20549.

      Cotton Valley is currently a foreign private issuer as defined under the Securities Exchange Act. Upon filing a registration statement on Form SB-2, Cotton Valley entered the reporting system for small business issuers. Consequently, Cotton Valley files periodic reports, proxy statements and other information with the SEC under the small business disclosure system. The periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference facility and regional offices referred to above.

      Cotton Valley will furnish to its shareholders annual reports containing audited financial statements reported on by independent public accountants for each fiscal year and make available quarterly reports containing unaudited financial information for the first three quarters of each fiscal year.

      Cotton Valley has applied to list its Common Stock on the Toronto Stock Exchange, notwithstanding that Cotton Valley may not meet the basic requirements for such listing. If Cotton Valley's application is accepted, then reports, proxy statements and other information concerning Cotton Valley will be available for inspection at the principal office of the Toronto Stock Exchange at 2 First Canadian Place, Toronto, Ontario, Canada. There is no assurance Cotton Valley's Securities will be accepted for listing.


                  --------------------------------------------






      Certificates representing Units will be delivered against payment on or about a date that is longer than the third business day following the date of this prospectus ("T+3"). Prospective investors should note that the ability to settle secondary market trades of Units will be affected by a settlement period longer than T+3.

      The enforcement by investors of civil liabilities under securities laws of the United States may be affected adversely by the fact that Cotton Valley is incorporated under the laws of the Province of Ontario, Canada, that some or all of its officers and directors may be residents of Canada and that some or all of the Placement Agents or the experts named in the registration statement may be residents of Canada.

                                    GLOSSARY

In this prospectus, the following terms have the meanings indicated:

API - The density (weight per volume) of crude oil on a scale adopted by the American Petroleum Institute. On the API scale, the higher the density the lighter the oil.

3-D Seismic - The method by which a three-dimensional image of the earth's subsurface is created through the interpretation of collected seismic data. 3-D seismic surveys allow for a more detailed understanding of the subsurface than do conventional seismic surveys and contribute significantly to field appraisal, development and production.

Bbl - Barrels of oil.

Commercial Quantities Well - A well that will make a profit over the cost of operating the well.

Completion - The casing, perforation, stimulation and installation of permanent equipment for the production of oil and gas. Completion costs are the costs incurred for the services, equipment and labor required therefor.

Development Well - A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Exploratory Well - A well drilled to find a new reservoir in a field previously found to be productive of oil and gas in another reservoir, or to extend a known reservoir. Generally, an exploratory well is any well that is not a development well, a service well or a stratigraphic test well as defined below.

Gas Well - A well capable of producing gas as its primary product.

Gross Acres or Gross Wells - The total acres or well, as the case may be, in which a working interest is owned.

Injection Well - A well used to inject a gas or liquid into a reservoir with a view to enhance or replace the natural reservoir drive to increase or maintain production from nearby productive wells.

Mcf - One thousand cubic feet of gas.

Net Acres - Calculated by multiplying the number of gross acres in which a party has an interest by the fractional interest of the party in each such acre.

Net Revenue Interest - The share of revenues from oil and/or gas production net of all other interests burdening the gross revenues such as landowner's royalty and overriding royalties, etc.

Oil and Gas Lease - Contractual right to enter onto lands to explore for, develop and produce oil and gas. An oil and gas lease is real property.

Oil Well - well capable of producing oil as its primary product.

Producer or Productive Well - A well that is producing oil or gas or that is capable of production.

Proved Reserves - The estimated quantities of crude oil and gas, condensate and gas liquids recoverable in future years from known reservoirs under existing economic and operating conditions; i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

(i) Reservoirs are considered proved if economic produceability is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes (A) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and
     (B) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

(ii) Reserves which can be produced economically through application of improved recovery techniques such as fluid injection are included in the "proved" classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

(iii)Estimates of proved reserves do not include (A) oil that may become available from known reservoirs but is classified separately as "indicated additional reserves", (B) crude oil, gas and gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics or economic factors, (C) crude oil, gas and gas liquids that may occur in undrilled prospects or (D) crude oil, gas and gas liquids that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved Developed Reserves - Reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery are included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved Undeveloped Reserves - Reserves that are expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Estimates for proved undeveloped reserves are not attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Undeveloped Acreage - Oil and gas acreage (including, in applicable instances, rights in one or more horizons which may be penetrated by existing well bores, but which have not been tested) to which Proved Reserves have not been assigned by petroleum engineers.

Water Flood - A method of injecting water into a reservoir to enhance or replace the natural reservoir drive.

Working Interest - The operating interest in an Oil and Gas Lease which gives the owner the right to drill, produce and conduct operating activities on the property and a share of production, subject to all royalties, overriding royalties and other burdens and to all costs of exploration, development and operations and all risks in connection therewith.

No dealer, salesperson, or other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been 300,000 Units authorized by Cotton Valley or the Placement Agents. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any of the securities to which it relates in any state to any person to whom it is unlawful to make such offer or solicitation in such state. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in Cotton Valley's affairs since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

             ---------------------------





                  TABLE OF CONTENTS
                                                 Page
Prospectus Summary ...............................3
Risk Factors .....................................6
Use of Proceeds .................................11
Capitalization ..................................12
Dilution ........................................13
Dividend Policy .................................14
Market for Common Equity.........................14





Management's Discussion and Analysis or
   Plan of Operation ............................15
Business and Properties .........................19
Management ......................................30
Certain Relationships and Related Transactions ..34
Principal Shareholders ..........................35
Description of Securities .......................37
Securities Eligible for Future Sale .............40
Certain Income Tax Considerations ...............41
Plan of Placement ...............................43
Limitations on Director Liability ...............45
Legal Matters ...................................45
Experts .........................................45
Additional Information ......................... 46
Glossary ........................................47
Index to Financial Statements ..................F-1


             ---------------------------

Until , 1997 (25 days after the date of this prospectus), all dealers effecting transactions in the Units, whether or not participating in this distribution, may be required to deliver a prospectus.





--------------------------------------------------------------------------------
                                  300,000 Units


                                  COTTON VALLEY
                                    RESOURCES
                                   CORPORATION

                                  Consisting of

                           Six Shares of Common Stock
                                       and

                   Six Redeemable Warrants to Purchase Common
                                      Stock





                          -----------------------------


                               P R O S P E C T U S

                          -----------------------------


















                             COTTON VALLEY RESOURCES
                                   CORPORATION
                                      ,1997

--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.      Indemnification of Directors and Officers.

      Cotton Valley has no contract or arrangement that insures or indemnifies a controlling person, director or officer of Cotton Valley which affects his or her liability in that capacity. Cotton Valley's bylaws provide for such indemnification, subject to applicable law.

      If available at reasonable cost, Cotton Valley intends to maintain insurance against any liability incurred by its officers and directors in defense of any actions to which they are made parties by reason of their positions as officers and directors.

Item 25.      Other Expenses of Issuance and Distribution.

      Expenses in connection with the public offering of Securities by Cotton Valley pursuant to this prospectus are as follows:


Securities and Exchange Commission Filing Fee                     $  1,496
Toronto  Stock Exchange Listing Fee and Expenses                    20,000*
Accounting Fees and Expenses                                        20,000*
Legal Fees and Expenses                                             24,000*
Printing and Engraving                                              16,000*
Fees of Transfer Agent and Registrar                                 5,000*
Blue Sky Fees and Expenses                                          15,000*
Placement Agents Nonaccountable Expense Allowance                   54,000*
Miscellaneous                                                       14,504*
                                                                    -------
Total                                                             $170,000*
                                                                  =========
---------------------
         *Estimated

Item 26.      Recent Sales of Unregistered Securities.

      The following is a summary of transactions by Cotton Valley since February 15, 1995 (date of incorporation) involving securities which were not registered under the Securities Act. With regard to all of the following transactions, which occurred in the United States, Cotton Valley relied on the exemption from registration under Section 4(2) of the Securities Act afforded on the basis that such transactions do not involve any public offering. The transactions in Canada took place in accordance with documents filed with the Ontario Securities Commission. Management believes that Cotton Valley has complied in all material respects with applicable Canadian securities regulation with respect to all such transactions.

      a) Shares of Common Stock


      Date                                 Transaction                                    Number       Consideration
      ----                                 -----------                                    ------       -------------
      02/95       To Eugene A. Soltero and James E. Hogue for                            1,840,001       $        1,401
                      pre-incorporation services
      03/95       To unaffiliated parties, for Cheneyboro Property                       3,252,533            5,935,279
      04/95       To various entities, for subsequently abandoned oil and
                      gas interests                                                        310,800                  777
      06/95       To two corporations, for Movico Property                                 623,424            1,137,635
      06/95       To an individual for cash                                                 10,000               10,000
      12/95       To Dalcun Investments Ltd. and Arjon Enterprises Inc. for
                      a $250,000 note and a $146,000 note, net                             107,258               88,008

      Date                                 Transaction                                    Number          Consideration
      ----                                 -----------                                    ------          -------------
      12/95       To Eugene A. Soltero in exchange for pre-incorporation                    80,000                2,920
                      services
                  To James E. Hogue, for pre-incorporation services                         80,000                2,920
                  To Peter Lucas, for post-incorporation services                          150,000              223,475
                  To C. Ronald Burden, for post-incorporation services                     150,000              223,475
                  To Robert Harris, for services                                           100,000              148,944
                  To other individuals, for services                                       240,000              357,465
      04/96       To Royal Trust, for cash (1)                                           1,000,000            1,642,291
                  To Majendie Securities, Ltd., for cash (1)                                22,500               36,956
                  To Cramer & Cie, for cash (1)                                            150,000              246,375
                  To Tewson Ltd., for cash                                                 100,000              164,250
      06/96       To debenture holders, on conversion of debenture (2)                     288,529              426,474
                  To former Arjon shareholders on merger                                   686,551              146,300
      07/96       To individuals, for services                                               4,388                7,207
                  To former Arjon shareholders on exercise of warrants                       8,344                4,015
      11/96       To former Arjon shareholders on exercise of warrants                     166,667               80,000
      12/96       To individuals for services                                               32,500               23,725
                  To settle debts                                                           73,750               53,838
                  To Liviakis Financial Communications, Inc. for services                  400,000              292,000
                  Canadian Private Placements                                              400,000              310,425
                  To former Arjon shareholders on exercise of warrants                     127,656               61,509
      01/97       To former Arjon shareholders on exercise of warrants                     114,000               54,925
      02/97       To the Canadian Agent on exercise of Agent's Options                      48,980               78,215
                  To Liviakis for services                                                 741,000              540,930
                  To Liviakis for cash pursuant to contract                                400,000              300,000
      03/97       To former Arjon shareholders in excise of Warrants                         6,667               10,951
      05/97       To Liviakis for services                                                 234,000              170,820
                  To Oxford Capital for services                                            20,400               37,500
                  Canadian Private Placements                                               91,324              150,000
                  Share issuance costs(3)                                                                     (930,385)
                                                                                ------------------            ---------

TOTAL ISSUED AND OUTSTANDING                                                           12,061,272           $12,040,620
                                                                                       ==========           ===========


---------------------------

(1) Cotton Valley sold in Canada units, consisting of one common share and one-half a warrant to purchase a common share until December 31, 1997, at $Cdn 2.75 ($2.00) per share, for $Cdn 2.25 ($1.64) each.

(2) Cotton Valley sold in Canada convertible debentures which were converted to shares of common stock at the rate $Cdn 2.02 ($1.48) per share of common stock.

(3) Costs relate to the sale of common shares and units in Canada, the sale of debentures in Canada and the merger with Arjon.


      b) Reserved Shares

      In addition to the shares of Common Stock issued by Cotton Valley, Cotton Valley has reserved for issuance 3,467,906 shares of Common Stock pursuant to:

          (i) 1,266,985 Class A Warrants, where each Class A Warrant entitles the holder to purchase one share of Common Stock until December 31, 1997, at the price of $Cdn 2.75 ($2.00). These Class A Warrants were issued:

               (a)  636,250 in connection with a sale of units in Canada;

               (b)  112,390 in connection with conversion of debenture; and

               (c) 518,345 in connection with the acquisition of oil and gas interests.

          (ii) 162,500 Agent's Options in connection with the sale of debentures and units. The terms are:

               (a)  62,500 at $Cdn 2.75 ($2.00) until December 31, 1997; and

               (b)  100,000 at $Cdn 2.25 ($1.64) until April 30, 1998.

          (iii)980,000 stock options issued to directors and employees. These options are exercisable at $Cdn 2.50 ($1.83) and expire August 6, 1999 (130,000), November 7, 1999 (50,000) and July 1, 2000
               (800,000).

          (iv) 91,755 Series B Warrants granted to former Arjon shareholders. Each Series B Warrant is exercisable at $Cdn 2.25 ($1.64) until December 31, 1997.

          (v) 200,000 warrants issued in connection with private placement of shares in December 1996. Each warrant is exercisable at $Cdn 1.00 ($.73) until December 31, 1999.

          (vi) 500,000 warrants issued to Liviakis Financial Communications, Inc. in connection with a financial consulting contract. Each warrant is exercisable at $Cdn 1.10 ($.80) from January 2, 1998 until November 7, 2001.

          (vii)100,000 shares of Common Stock to be issued to Liviakis Financial Communications, Inc. for services to be rendered during 1997.

          (viii) 166,666 warrants issued to the spouses of Eugene A. Soltero and James E. Hogue to replace warrants exercised at the request of Cotton Valley. Each warrant is exercisable at $Cdn 1.00 ($.73) until December 31, 1999.

Item 27.      Exhibits

      The following documents are filed as exhibits to this registration statement:


Exhibit Number    Description                                      Sequentially
--------------    -----------                                      ------------
                                                                 Numbered  Page
                                                                 --------  ----

     1(a)*   Selling Agreement

     1(b)*   Direct Purchase Order Form

     2**     Articles of Amalgamation

     3**     Bylaws

     4(a)**  Text and Description of Graphics and Images
          Appearing on Certificate for Common Stock

     4(b)**  Text and Description of Graphics and Images
          Appearing on Certificate for Warrants

     5**     Opinion of Weir & Foulds

     9**     Voting Trust Agreement, as amended

     10(a)** Property Option Purchase Agreement (Movico)

     10(b)** Letter Agreement with Decker Exploration, Inc. (Movico)

     10(c)** Consulting Agreement with Liviakis Financial Communications, Inc.

     11**    Statement regarding computation of per share loss

     21**    Subsidiaries

     23(a)** Consent of Weir & Foulds

     23(b)** Consent of Hein + Associates, LLP

     23(c)** Consent of K&A Energy Consultants, Inc.

     23(d)** Consent of Wendell & Associates

     27*     Financial Data Schedule

-----------------------
 *     Filed herewith.
**     Previously filed and incorporated by reference herein.

Item 28.      Undertakings.

The undersigned registrant hereby undertakes:

         (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to: (i) include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and (iii) include any additional or changed material information on the plan of distribution. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (2) For determining liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (4) To provide to the Placement Agent(s) at each closing specified in the Selling Agreement certificates in such denominations and registered in such names as required by the Placement Agents to permit prompt delivery to each purchaser.

         (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy, as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the shares of common stock being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (6) For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the SEC declared it effective.

         (7) For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.



                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on _____________, 1997.


COTTON VALLEY RESOURCES CORPORATION
         (Registrant)

By:      ___________________________________                 By:      ___________________________________
         Eugene A. Soltero                                            Peter Lucas
         Chairman of the Board and Chief Executive                    Senior Vice President and Chief Financial
         Officer                                                      Officer
         (Principal Executive Officer)                                (Principal Financial and Accounting
                                                                       Officer)


      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:


Signature                                     Title                                    Date
---------                                     -----                                    ----
                                              Chairman of the Board and Chief          _______________, 1997
                                              Executive Officer
-----------------------------------------
Eugene A. Soltero
                                              President, Chief Operating Officer and
                                              Director
-----------------------------------------
James E. Hogue                                                                         _______________, 1997
                                              Senior Vice President and Chief
                                              Financial Officer
-----------------------------------------
Peter Lucas                                                                            _______________, 1997
                                              Senior Vice President of Exploration
-----------------------------------------
C. Ronald Burden                                                                       _______________, 1997
                                              Director
-----------------------------------------
Wayne T. Egan                                                                          _______________, 1997


                                              Director
-----------------------------------------
Michael Kamis                                                                           _______________, 1997


                                              Director
-----------------------------------------
Richard J. Lachcik                                                                     _______________, 1997